Exhibit 99.1

Deutsche Bank
Earnings Report as of March 31, 2022

Contents

Group results	3
Segment results	7
Consolidated balance sheet	13
Strategy	15
Outlook	19
Risks and opportunities	22
Risks22	22
Opportunities	24
Risk information	25
Additional information	38
Management and Supervisory Board	38
Capital expenditures and divestitures	38
Events after the reporting period	38
Basis of preparation/impact of changes in accounting principles	39
Impact of COVID-19	41
Impact of Deutsche Bank’s transformation	42
Total net revenues	43
Earnings per common share	43
Consolidated statement of comprehensive income	44
Provisions	45
Non-current assets and disposal groups held for sale	45
Non-GAAP financial measures	46
Imprint	55

Deutsche Bank
Earnings Report as of March 31, 2022

Page intentionally left blank for SEC filing purposes

Deutsche Bank	Group results
Earnings Report as of March 31, 2022

Group results

Deutsche Bank’s profit before tax was € 1.5 billion for the first quarter of 2022, down 20 % year on year. Post-tax profit declined 10 % to € 1.1 billion. This result was achieved despite a 28 % increase in Deutsche Bank’s annual bank levies to € 730 million, recognized in the first quarter.

Post-tax return on average shareholders’ equity was 6.5 % in the quarter, while post-tax return on average tangible shareholders’ equity (RoTE) was 7.3%, down from 9.0 % in the prior year quarter. The cost/income ratio increased to 75%, from 74 % in the first quarter of 2021.

Assuming an equal distribution of Deutsche Bank’s annual bank levies across the four quarters of 2022 and a three-month pro rata (three twelfths) share in the first quarter, pre-tax profit would have been € 2.1 billion in the quarter. Post-tax RoTE would have been 10.4%, compared to the bank’s full year 2022 target of 8%, and the cost/income ratio would have been 67 % versus the full year target of 70%.

Core Bank: profit growth across all businesses

In the Core Bank, which excludes the Capital Release Unit, profit before tax was € 1.9 billion, 20 % down year on year, including a year on year rise of € 184 million in bank levies to € 587 million. Revenues decreased by 4 % to € 7.2 billion, noninterest expenses were down 1 % to € 5.0 billion, and adjusted costs ex-transformation charges and bank levies were down 1 % to € 4.4 billion.

Post-tax RoTE was 9.9%, higher than the Core Bank’s full year 2022 target of above 9 % and lower compared to 12.7 % in the first quarter of 2021. The year-on-year development reflected growth in tangible equity. The cost/income ratio was 70%, versus 68 % in the prior year quarter. Assuming a three-month pro rata (three twelfths) share of full year bank levies, Core Bank post-tax RoTE would have been 12.5 % and cost/income ratio would have been 64%.

The core businesses contributed as follows to the bank’s key target ratios:

  – Corporate Bank: post-tax RoTE of 7.2 % and cost/income ratio of 70%
  – Investment Bank: post-tax RoTE of 16.8 % and cost/income ratio of 53%
  – Private Bank: post-tax RoTE of 9.1 % and cost/income ratio of 77%
  – Asset Management: post-tax RoTE of 25.4 % and cost/income ratio of 62%

The Capital Release Unit

The Capital Release Unit maintained its progress on portfolio reduction. Leverage exposure was reduced by € 4 billion to € 35 billion during the first quarter, and Risk weighted assets (RWAs) were down a further € 3 billion to € 25 billion, including operational risk RWAs of € 19 billion. The Capital Release Unit remains ahead of its year-end 2022 targets for both leverage exposure and RWA reduction and has cut leverage exposure by 86 % and RWAs by 61 % since its creation in mid-2019.

The Capital Release Unit reduced its loss before tax to € 339 million, down 17 % from a loss before tax of € 410 million in the first quarter of 2021. The improvement was driven primarily by cost reduction, with noninterest expenses down 32 % year on year to € 337 million. This reduction more than offset the non-recurrence of net revenues which primarily reflects the cessation of revenues from Prime Finance cost recovery after the completion of the transfer of Prime Finance to BNP Paribas at the end of 2021.

Deutsche Bank	Group results
Earnings Report as of March 31, 2022

Revenue growth across all core businesses

Net revenues were € 7.2 billion, down 5 % over the prior year quarter. Revenue growth in Deutsche Bank’s core businesses was more than offset by negative revenues in the Capital Release Unit and Corporate & Other. In the core businesses, net revenues were as follows:

  – Corporate Bank net revenues were € 1.5 billion, up 11 % year on year, the highest since the launch of the transformation programme and the second consecutive quarter of double-digit revenue growth. Revenues in Corporate Treasury Services were up 14%, Institutional Client Services revenues rose 11 % and Business Banking revenues were up 1%. Revenues were driven in part by business growth, with deposits up 5 % and gross loans up 7 % over the prior year quarter.
  – Investment Bank net revenues were € 3.3 billion, up 7 % over a strong first quarter of 2021. Fixed Income & Currencies (FIC) revenues grew 15%, driven by strong Financing, Rates, Foreign Exchange and Emerging Markets which more than offset a decline in Credit Trading. This growth in FIC revenues more than offset a 28 % decline in Origination & Advisory revenues, driven by a significant year on year decline in Equity Origination which reflected lower industry fee pools against a backdrop of economic and geo-political uncertainties.
  – Private Bank net revenues were € 2.2 billion, up 2 % year on year. Revenues in the Private Bank Germany were up 1%, while the International Private Bank grew revenues by 4 % over the prior year quarter. Net new business volumes were € 13 billon, predominantly net inflows into investment products of € 9 billion and net new client loans of € 3 billion, which are expected to contribute to revenue growth in future quarters.
  – Asset Management net revenues rose 7 % to € 682 million. A 13 % rise in management fees, to € 621 million, more than offset a decline of 34 % in performance and transaction fees which reflected the non-recurrence of a substantial performance fee in the prior year quarter. Net outflows were € 1 billion, driven by Cash and Fixed Income products; net inflows ex-Cash were € 5.7 billion. Assets under management were € 902 billion at quarter-end, down 3 % quarter on quarter but up 10%, or € 82 billion, year on year.

Sustainable Finance: further progress and accelerated targets

Environmental, Social and Governance (ESG)-related financing and investment volumes were € 20 billion ex-DWS in the quarter, bringing the cumulative total since January 1, 2020 to € 177 billion. In the first quarter, Deutsche Bank’s businesses contributed as follows:

  – Corporate Bank: € 4 billion in sustainable financing, raising the business’ cumulative total since January 1, 2020 to € 30 billion;
  – Investment Bank: € 11 billion in sustainable financing and capital market issuance, for a cumulative total of € 98 billion;
  – Private Bank: € 4 billion growth in ESG assets under management and a further € 1 billion in ESG new client lending, raising the Private Bank’s cumulative total to € 50 billion.

At its Investor Deep Dive on March 10, 2022, Deutsche Bank announced an acceleration of its targets for sustainable financing and investment volumes for the second time. The bank now aims to achieve cumulative volumes since January 2020 of over € 200 billion by the end of 2022, a year earlier than previously, and a further € 100 billion per year from 2023 to 2025, reaching a cumulative total of over € 500 billion by the end of 2025. The bank expects net revenues arising from the volumes categorized under Deutsche Bank’s Sustainable Finance Framework to be in excess of € 1.5 billion in 2025.

Expenses: year on year reductions despite higher bank levies

Noninterest expenses were € 5.4 billion in the quarter, down 4 % year on year, despite the aforementioned rise in annual bank levies of € 159 million to € 730 million. Adjusted costs ex-transformation charges and bank levies were down 3 % to € 4.6 billion. By the end of the first quarter, Deutsche Bank had recognized 98 % of the total transformation-related effects anticipated through end-2022.

Credit provisions: year on year growth reflects macroeconomic developments

Provision for credit losses was € 292 million in the quarter, up from € 69 million in the first quarter of 2021. This development was driven by provision for performing (Stage 1 and 2) loans of € 178 million, compared to net releases of € 95 million in the prior year quarter, primarily reflecting rating migrations and overlays to reflect macro-economic uncertainties. This increase was partly offset by a 30 % decline in provision for non-performing (Stage 3) loans to € 114 million, partly reflecting a small number of larger releases in the Investment Bank.

Deutsche Bank	Group results
Earnings Report as of March 31, 2022

Russia exposure further reduced in the quarter

Deutsche Bank further reduced its Russian credit exposures during the quarter:

  – Gross loan exposure was cut by 5 % to € 1.3 billion, with de minimis onshore exposure and exposures to Russian subsidiaries of multi-national corporations largely guaranteed by parent companies;
  – Net loan exposure decreased 21 % to € 0.5 billion during the quarter, reflecting active exposure management and repayments;
  – Additional contingent risk was reduced by 35 % to € 1.0 billion in the quarter. Undrawn commitments were reduced to € 0.8 billion and are largely mitigated by Export Credit Agency coverage and contractual drawdown protection. Guarantees were reduced by two thirds to € 0.2 billion, largely due to roll-offs.

Ruble cash balances with the Central Bank of Russia were € 0.9 billion at the end of the quarter, predominantly reflecting deposits from existing clients. All major derivative exposures have been unwound and market risk exposure to Russia remains low. The bank has implemented the sanctions policies adopted by Western governments and continues to take care of local employees and to invest in the management of technology, cyber and other risks. The local balance sheet of Deutsche Bank Moscow was unchanged at € 1.5 billion and the local capital position of € 0.2 billion was fully FX hedged.

Support for Ukraine

Deutsche Bank remains operational in Ukraine and has taken action to support its local employees and their families. The bank and its employees have offered support for Ukraine through initiatives which include:

  – A donation of € 1 million by the bank, supplemented by donations of more than € 500,000 from employees, to support relief efforts by the Red Cross, the International Medical Corps and other aid organizations working on the ground in Ukraine and neighboring countries;
  – Supporting Wellcome, a German charity helping Ukrainian mothers and their children fleeing to Germany, through the bank’s payroll giving scheme;
  – Offering free current accounts with simplified opening procedures agreed with the Federal Government for Ukrainian refugees arriving in Germany, and reimbursing transaction fees on money transfers to Ukraine;
  – Providing technology expertise in partnership with JobAidUkraine to roll out a free website helping Ukrainian refugees to find job opportunities.

Capital and liquidity in line with goals

The Common Equity Tier 1 (CET1) capital ratio was 12.8 % at quarter end, down from 13.2 % at the end of the previous quarter. Around half of this decline was driven by ECB mandated model adjustments. The decline further reflected business-related growth in risk weighted assets and the negative impact on ratings and higher prudent valuation adjustments resulting from the war in Ukraine. Strong organic capital generation through net income was largely offset by share repurchases, deductions for common share dividends, future Additional Tier 1 (AT1) coupon payments and equity compensation.

By the end of the first quarter, Deutsche Bank had completed around 50 % of its € 300 million share repurchase for termination, announced on January 26 as part of the bank’s aim to distribute approximately € 700 million of capital to shareholders during 2022. This repurchase programme was completed in April.

Leverage ratio was 4.6 % in the first quarter, down from 4.9 % at the end of the previous quarter. This development primarily reflected a € 1.75 billion reduction in AT1 capital resulting from the bank’s decision during the quarter to redeem AT1 notes issued in 2014, and growth in leverage exposure of 2 % arising from loan growth and other business activity in the Core Bank.

Liquidity reserves were € 246 billion at the end of the first quarter, versus € 241 billion at the end of the previous quarter, including High Quality Liquid Assets of € 214 billion. The Liquidity Coverage Ratio was 135%, above the regulatory requirement of 100 % and a surplus of € 55 billion. The Net Stable Funding Ratio was 121%, above the bank’s target range of 115-120%, with a surplus of €106 billion above required levels.

Deutsche Bank	Group results
Earnings Report as of March 31, 2022

Group results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2022	Mar 31, 2021	Absolute Change	Change in %
Net revenues:
Of which:
Corporate Bank (CB)	1,461	1,313	148	11
Investment Bank (IB)	3,322	3,097	225	7
Private Bank (PB)	2,220	2,178	43	2
Asset Management (AM)	682	637	45	7
Capital Release Unit (CRU)	(5)	81	(86)	N/M
Corporate & Other (C&O)	(492)	243	(735)	N/M
Total net revenues	7,188	7,549	(360)	(5)
Provision for credit losses	292	69	223	N/M
Noninterest expenses:
Compensation and benefits	2,657	2,631	26	1
General and administrative expenses	2,764	2,926	(163)	(6)
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	(43)	17	(60)	N/M
Total noninterest expenses	5,377	5,574	(197)	(4)
Profit (loss) before tax	1,519	1,905	(386)	(20)
Income tax expense (benefit)	398	661	(263)	(40)
Profit (loss)	1,121	1,244	(123)	(10)
Profit (loss) attributable to noncontrolling interests	40	36	4	11
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	1,080	1,208	(128)	(11)
Profit (loss) attributable to additional equity components	126	94	33	35
Profit (loss) attributable to Deutsche Bank shareholders	954	1,115	(160)	(14)

Common Equity Tier 1 capital ratio	12.8%	13.7%	(0.9) ppt	N/M
Leverage ratio (fully loaded)[1]	-	4.6%	N/M	N/M
Leverage ratio (reported / phase-in)	4.6%	4.7%	(0.1) ppt	N/M
Loans (gross of allowance for loan losses, in € bn)[2]	484	441	43	10
Deposits (in € bn)[2]	607	578	29	5
Assets under Management (in € bn)[2]	1,450	1,355	95	7
Employees (full-time equivalent)[2]	83,000	84,389	(1,389)	(2)

N/M – Not meaningful

Prior year segmental information presented in the current structure

1Starting with the first quarter of 2022, information is presented as reported as the fully loaded definition has been discontinued due to immaterial differences. Comparative information for earlier periods is unchanged and based on DB’s earlier fully loaded definition.

2As of quarter-end

Core Bank results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2022	Mar 31, 2021	Absolute Change	Change in %
Net revenues:
Corporate Bank (CB)	1,461	1,313	148	11
Investment Bank (IB)	3,322	3,097	225	7
Private Bank (PB)	2,220	2,178	43	2
Asset Management (AM)	682	637	45	7
Corporate & Other (C&O)	(492)	243	(735)	N/M
Total net revenues	7,194	7,468	(274)	(4)
Provision for credit losses	296	77	219	N/M
Noninterest expenses:
Compensation and benefits	2,640	2,592	49	2
General and administrative expenses	2,443	2,468	(25)	(1)
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	(43)	16	(60)	N/M
Total noninterest expenses	5,040	5,076	(36)	(1)
Noncontrolling interests	0	0	0	N/M
Profit (loss) before tax	1,858	2,315	(457)	(20)

Total assets (in € bn)[1]	1,242	1,142	100	9
Loans (gross of allowance for loan losses, in € bn)[1]	481	438	44	10
Employees (front office full-time equivalent)[1]	82,759	83,949	(1,190)	(1)

N/M – Not meaningful

Prior year segmental information presented in the current structure

1As of quarter-end.

Deutsche Bank	Segment results
Earnings Report as of March 31, 2022

Segment results

Corporate Bank (CB)

Profit before tax grew 25 % year on year to € 291 million. Post-tax RoTE was 7.2%, up from 6.4 % in the prior year quarter, and the cost/income ratio was 70%, down from 84 % in the prior year quarter.

Net revenues were € 1.5 billion, 11 % higher year on year, reflecting the continued impact of deposit repricing actions, accelerated business growth and an improving interest rate environment in the US, non-euro EMEA and Asia. Gross loans were up € 8 billion, or 7%, year on year, while deposits grew by € 13 billion or 5%.

Corporate Treasury Services net revenues were € 917 million, up 14 % year-on-year, driven by strong business momentum, notably in Corporate Cash Management, higher loan volumes, deposit repricing and the improving interest rate environment.

Institutional Client Services net revenues were € 350 million, 11 % higher year on year, primarily reflecting higher episodic items and currency translation effects, while the underlying business remained stable.

Business Banking net revenues were € 194 million, up 1 % year-on-year as solid underlying business growth and the benefits of deposit repricing were largely offset by remaining euro interest rate headwinds.

Accounts with deposits of € 103 billion were covered by repricing agreements, up from € 101 billion at year-end 2021, contributing € 120 million in net revenues in the quarter.

Noninterest expenses were € 1.0 billion, 7 % lower year-on-year, driven by non-compensation initiatives and lower non-operating costs. These reductions more than offset a substantial rise in bank levies.

Provision for credit losses was € 148 million, compared to a net release of € 21 million in the prior year quarter, principally driven by impacts of the war in Ukraine.

Corporate Bank results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2022	Mar 31, 2021	Absolute Change	Change in %
Net revenues:
Corporate Treasury Services	917	807	110	14
Institutional Client Services	350	315	36	11
Business Banking	194	192	3	1
Total net revenues	1,461	1,313	148	11
Of which:
Net interest income	780	707	73	10
Commissions and fee income	569	548	21	4
Remaining income	112	59	54	91
Provision for credit losses	148	(21)	169	N/M
Noninterest expenses:
Compensation and benefits	353	360	(7)	(2)
General and administrative expenses	669	729	(59)	(8)
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	(0)	12	(12)	N/M
Total noninterest expenses	1,022	1,100	(78)	(7)
Noncontrolling interests	0	0	0	N/M
Profit (loss) before tax	291	233	58	25

Total assets (in € bn)[1]	249	246	3	1
Loans (gross of allowance for loan losses, in € bn)[1]	125	117	8	7
Employees (front office full-time equivalent)[1]	13,295	13,526	(231)	(2)

N/M – Not meaningful

Prior year segmental information presented in the current structure

1As of quarter-end.

Deutsche Bank	Segment results
Earnings Report as of March 31, 2022

Investment Bank (IB)

Profit before tax was € 1.5 billion in the quarter, up 1 % compared to the prior year quarter. Growth in revenues were largely offset by higher non-interest expenses, which included higher bank levies, and provision for credit losses. Post-tax RoTE was 16.8%, compared to 18.6 % in the prior year quarter, and the cost/income ratio was 53%, versus 52 % in the first quarter of 2021.

Net revenues were € 3.3 billion, up 7 % year-on-year. Strong performance in Financing and across Macro trading businesses was partially offset by lower revenues in Credit Trading and Origination and Advisory.

Fixed Income & Currency (FIC) Sales & Trading revenues were € 2.8 billion, up 15 % over a strong prior year quarter. Revenues in Financing were significantly higher, with strong performance across products including higher net interest income. Revenues across Rates, Foreign Exchange and Emerging Markets were also significantly higher driven by increased client flows and heightened market activity. Credit Trading revenues were significantly lower, with the business impacted by a challenging market environment.

Origination & Advisory revenues were € 474 million, down 28 % year on year and in line with the industry fee pool (source: Dealogic). Debt Origination revenues were lower due to materially reduced Leveraged Debt Capital Markets revenues; Investment Grade (IG) Debt performance remained robust with revenues slightly higher. Equity Origination revenues were lower, reflecting a lower industry fee pool and significantly reduced SPAC activity. Advisory revenues were significantly higher, driven by strong levels of transaction completion.

Non-interest expenses were € 1.8 billion in the quarter, up 11 % year on year. The increase was primarily driven by a significant year on year rise in bank levies and higher compensation costs.

Provision for credit losses remained low at € 36 million in the quarter, or 15 basis points (bps) of average loans. The year on year increase was driven by the non-recurrence of releases of Stage 1 and 2 provisions, which reflected improved macroeconomic conditions, in the prior year quarter.

Investment Bank results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2022	Mar 31, 2021	Absolute Change	Change in %
Net revenues:
Fixed Income, Currency (FIC) Sales & Trading	2,839	2,469	369	15
Debt Origination	307	385	(79)	(20)
Equity Origination	34	199	(165)	(83)
Advisory	134	71	62	88
Origination & Advisory	474	655	(181)	(28)
Other	10	(28)	37	N/M
Total net revenues	3,322	3,097	225	7
Provision for credit losses	36	0	35	N/M
Noninterest expenses:
Compensation and benefits	612	533	79	15
General and administrative expenses	1,163	1,073	91	8
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	1	1	0	21
Total noninterest expenses	1,776	1,607	169	11
Noncontrolling interests	1	1	0	41
Profit (loss) before tax	1,509	1,489	20	1

Total assets (in € bn)[1]	660	574	86	15
Loans (gross of allowance for loan losses, in € bn)[1]	94	71	23	32
Employees (front office full-time equivalent)[1]	7,245	7,282	(36)	(0)

N/M – Not meaningful

Prior year segmental information presented in the current structure

Commencing from the second quarter of 2021, Investment Bank presents CLO recovery gains and losses in its revenue category “Other”. Previously these gains and losses were presented in “FIC Sales & Trading” and “Origination & Advisory”. Prior period data has been reclassified

1As of quarter-end.

Deutsche Bank	Segment results
Earnings Report as of March 31, 2022

Private Bank (PB)

Profit before tax was € 419 million in the first quarter, up 54 % over the prior year period, reflecting both continued cost savings and revenue growth. Post-tax RoTE rose to 9.1%, up from 6.2 % in the prior year quarter. The cost/income ratio improved to 77%, versus 83 % in the first quarter of 2021, despite a near doubling of bank levies year on year.

Net revenues were € 2.2 billion, up 2 % year on year, or 3 % if adjusted for specific items related to Sal. Oppenheim workout activities. Ongoing headwinds from low euro interest rates and lower benefits from the ECB’s TLTRO III programme were offset by continued business growth. Net new business volumes were € 13 billion in the quarter. This included net inflows into Assets under management of € 10 billion, comprising net inflows into investment products of € 9 billion and deposits of € 1 billion, and net new client loans of € 3 billion.

The Private Bank Germany generated net revenues of € 1.4 billion, up 1 % year on year. Higher fee income from investment and insurance products more than offset ongoing negative impacts from deposit margin compression and lower benefits from the ECB’s TLTRO III programme.

In the International Private Bank net revenues were € 863 million, up 4 % year on year, and up 6 % if adjusted for Sal. Oppenheim workout activities. This reflected sustained business growth in investment products and loans, supported by hires of relationship managers in previous periods, and exchange rate movements.

Assets under management declined by € 6 billion to € 547 billion in the quarter. An € 18 billion negative impact from more challenging market conditions was largely offset by the aforementioned net inflows into Assets under management of € 10 billion and € 3 billion positive exchange rate movements.

Noninterest expenses were € 1.7 billion, down 6 % year on year. This reduction reflected lower transformation-related effects, partly reflecting a release of restructuring provisions. Adjusted costs were down 3 % as incremental savings from transformation initiatives including workforce reductions more than offset higher bank levies.

Provision for credit losses was € 101 million compared to € 98 million year on year, or 16 bps of average loans as in the first quarter of 2021. Provision for credit losses remained at low levels, reflecting tight risk discipline and a high-quality loan book.

Private Bank results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2022	Mar 31, 2021	Absolute Change	Change in %
Net revenues:
Private Bank Germany	1,358	1,346	12	1
International Private Bank	863	831	31	4
IPB Personal Banking[1]	237	236	0	0
IPB Private Banking[2] and Wealth Management	626	595	31	5
Total net revenues	2,220	2,178	43	2
Of which:
Net interest income	1,183	1,172	11	1
Commissions and fee income	957	889	68	8
Remaining income	80	117	(37)	(32)
Provision for credit losses	101	98	3	3
Noninterest expenses:
Compensation and benefits	684	719	(35)	(5)
General and administrative expenses	1,061	1,087	(25)	(2)
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	(45)	2	(47)	N/M
Total noninterest expenses	1,700	1,808	(108)	(6)
Noncontrolling interests	(0)	0	(0)	N/M
Profit (loss) before tax	419	271	148	54

Total assets (in € bn)[3]	316	296	21	7
Loans (gross of allowance for loan losses, in € bn)[3]	258	242	16	6
Assets under Management (in € bn)[3]	547	520	27	5
Net flows (in € bn)	10	11	(1)	(8)
Employees (front office full-time equivalent)[3]	27,903	29,497	(1,594)	(5)

N/M – Not meaningful

Prior year segmental information presented in the current structure

1Including small businesses in Italy, Spain and India.

2Including small & mid-caps in Italy, Spain and India.

3As of quarter-end.

Deutsche Bank	Segment results
Earnings Report as of March 31, 2022

Asset Management (AM)

Profit before tax was € 206 million in the quarter, up 12 % year on year. Post-tax RoTE was 25.4%, down from 29.9 % in the prior year quarter reflecting higher capital allocations. The cost/income ratio improved from 64 % to 62 % year on year.

Net revenues were € 682 million, up 7 % year on year. Growth in Management fees was mainly driven by considerably higher average Assets under management compared to the prior year quarter. This more than offset a decline in Performance and Transaction fees driven by the non-recurrence of a substantial performance fee in Alternatives in the prior year quarter.

Noninterest expenses were € 421 million in the first quarter, up 4 % year-on-year. This development was driven by both higher compensation and benefits costs, including carried interest related to future Alternative performance fees, and increased general and administrative expenses mainly due to higher costs for services in connection with higher Assets under Management and volumes in line with Asset Management’s growth strategy.

Net outflows were € 1.0 billion, primarily reflecting outflows of low-margin Cash products in a challenging macro environment. Excluding Cash, net inflows were € 5.7 billion, including € 4.3 billion of net inflows into Active (ex-Cash) products and inflows into Alternatives and Passive products. ESG funds attracted net inflows of € 1.1 billion.

Assets under management declined by 3 % to € 902 billion during the quarter, primarily due to more challenging markets, partly offset by favorable exchange rate movements. Assets under management remained 10 % or € 82 billion higher than the prior year quarter, reflecting market performance and successive quarters of net inflows through 2021.

Asset Management results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2022	Mar 31, 2021	Absolute Change	Change in %
Net revenues:
Management Fees	621	547	74	13
Performance and transaction fees	26	40	(14)	(34)
Other	35	50	(15)	(30)
Total net revenues	682	637	45	7
Provision for credit losses	0	(0)	0	N/M
Noninterest expenses:
Compensation and benefits	230	216	14	6
General and administrative expenses	191	188	3	1
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	0	1	(1)	(58)
Total noninterest expenses	421	405	16	4
Noncontrolling interests	55	49	6	12
Profit (loss) before tax	206	184	23	12

Total assets (in € bn)[1]	11	10	1	7
Assets under Management (in € bn)[1]	902	820	82	10
Net flows (in € bn)	(1)	1	(2)	N/M
Employees (front office full-time equivalent)[1]	4,141	3,945	196	5

N/M – Not meaningful

Prior year segmental information presented in the current structure

1As of quarter-end.

Deutsche Bank	Segment results
Earnings Report as of March 31, 2022

Capital Release Unit (CRU)

The Capital Release Unit reported a loss before tax of € 339 million in the quarter, down 17 % versus a loss before tax of € 410 million in the first quarter of 2021.

Net revenues were negative € 5 million, compared to positive € 81 million in the prior year quarter, primarily reflecting the cessation of revenues from Prime Finance cost recovery after the completion of the transfer of Prime Finance to BNP Paribas at the end of 2021.

Noninterest expenses were € 337 million, down 32 % year-on-year. This development was primarily driven by a 27 % reduction in adjusted costs, reflecting year on year reductions in internal service charges, non-compensation costs including bank levies and compensation costs.

The Unit also maintained its progress on portfolio reduction, further reducing Leverage exposure by € 4 billion to € 35 billion during the quarter, around 30 % ahead of the year-end 2022 target of € 51 billion.

RWAs were reduced by a further € 3 billion during the quarter to € 25 billion, € 7 billion ahead of the year-end 2022 target of € 32 billion and including operational risk RWAs of € 19 billion.

Since its creation in the second quarter of 2019, the Capital Release Unit has cut leverage exposure by 86 % and RWAs by 61%.

Capital Release Unit results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2022	Mar 31, 2021	Absolute Change	Change in %
Net revenues	(5)	81	(86)	N/M
Provision for credit losses	(4)	(7)	4	(51)
Noninterest expenses:
Compensation and benefits	17	40	(23)	(58)
General and administrative expenses	321	458	(137)	(30)
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	0	0	(0)	(61)
Total noninterest expenses	337	498	(161)	(32)
Noncontrolling interests	0	0	0	N/M
Profit (loss) before tax	(339)	(410)	70	(17)

Total assets (in € bn)[1]	104	176	(72)	(41)
Employees (front office full-time equivalent)[1]	241	440	(199)	(45)

N/M – Not meaningful

Prior year segmental information presented in the current structure

1As of quarter-end.

Deutsche Bank	Segment results
Earnings Report as of March 31, 2022

Corporate & Other (C&O)

Corporate & Other reported a loss before tax of € 567 million in the quarter, compared with a pre-tax gain of € 138 million in the prior year quarter. This was principally driven by negative revenues, which more than offset a year on year reduction in noninterest expenses.

Net revenues were a negative € 492 million in the quarter, compared to a positive € 243 million in the prior year quarter. This development was principally driven by a negative contribution of € 323 million in valuation and timing differences, compared to a positive contribution of € 313 million in the prior year quarter. The negative result for the quarter reflects the impact of a volatile rate environment in which adverse movements from interest rate and credit spread curves were only partially offset by positive impacts from funding basis and interest rate fluctuation. Valuation and timing differences arise primarily on positions that are economically hedged but do not meet the accounting requirements for hedge accounting. In addition, funding and liquidity impacts were negative € 115 million, versus negative € 37 million in the prior year quarter, and include certain transitional costs relating to the bank’s internal funds transfer pricing framework as well as costs linked to legacy activities relating to the merger of the DB Privat- und Firmenkundenbank AG into Deutsche Bank AG as disclosed previously.

Noninterest expenses were € 120 million in the quarter, down 23 % year on year. Expenses associated with shareholder activities as defined in the OECD Transfer Pricing guidelines not allocated to the business divisions were € 120 million, broadly flat to the prior period and consistent with prior guidance.

Noncontrolling interests are reversed in Corporate & Other after deduction from the divisional profit before taxes. These amounted to € 56 million in the first quarter of 2022, compared to € 50 million in the prior year period, mainly related to DWS.

Corporate & Other results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2022	Mar 31, 2021	Absolute Change	Change in %
Net revenues	(492)	243	(735)	N/M
Provision for credit losses	11	(1)	12	N/M
Noninterest expenses:
Compensation and benefits	762	764	(2)	(0)
General and administrative expenses	(642)	(608)	(34)	6
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	0	(0)	0	N/M
Total noninterest expenses	120	156	(36)	(23)
Noncontrolling interests	(56)	(50)	(6)	12
Profit (loss) before tax	(567)	138	(705)	N/M
Employees (full-time equivalent)[1]	30,175	29,699	476	2

N/M – Not meaningful

Prior year segmental information presented in the current structure

1As of quarter-end.

Deutsche Bank	Consolidated balance sheet
Earnings Report as of March 31, 2022

Consolidated balance sheet

Assets

in € m.	Mar 31, 2022	Dec 31, 2021
Cash and central bank balances	167,408	192,021
Interbank balances (without central banks)	10,298	7,342
Central bank funds sold and securities purchased under resale agreements	8,795	8,368
Securities borrowed	232	63
Financial assets at fair value through profit or loss
Trading assets	112,493	102,396
Positive market values from derivative financial instruments	292,011	299,732
Non-trading financial assets mandatory at fair value through profit and loss	83,023	88,965
Financial assets designated at fair value through profit or loss	140	140
Total financial assets at fair value through profit or loss	487,667	491,233
Financial assets at fair value through other comprehensive income	31,475	28,979
Equity method investments	1,069	1,091
Loans at amortized cost	478,683	472,069
Property and equipment	5,563	5,536
Goodwill and other intangible assets	6,902	6,824
Other assets[1]	139,883	103,784
Assets for current tax	1,237	1,214
Deferred tax assets	6,415	6,180
Total assets	1,345,627	1,324,705

Liabilities and equity

in € m.	Mar 31, 2022	Dec 31, 2021
Deposits	606,510	604,396
Central bank funds purchased and securities sold under repurchase agreements	936	747
Securities loaned	20	24
Financial liabilities at fair value through profit or loss
Trading liabilities	63,226	54,718
Negative market values from derivative financial instruments	271,847	287,109
Financial liabilities designated at fair value through profit or loss	50,090	58,468
Investment contract liabilities	559	562
Total financial liabilities at fair value through profit or loss	385,722	400,857
Other short-term borrowings	4,456	4,034
Other liabilities[1]	130,862	97,795
Provisions	3,176	2,641
Liabilities for current tax	711	600
Deferred tax liabilities	639	498
Long-term debt	143,414	144,485
Trust preferred securities	518	528
Total liabilities	1,276,962	1,256,606
Common shares, no par value, nominal value of € 2.56	5,291	5,291
Additional paid-in capital	40,292	40,580
Retained earnings	13,825	12,680
Common shares in treasury, at cost	(260)	(6)
Accumulated other comprehensive income (loss), net of tax	(550)	(449)
Total shareholders’ equity	58,597	58,096
Additional equity components	8,312	8,305
Noncontrolling interests	1,756	1,698
Total equity	68,665	68,099
Total liabilities and equity	1,345,627	1,324,705

1Includes non-current assets and disposal groups held for sale.

Deutsche Bank	Consolidated balance sheet
Earnings Report as of March 31, 2022

Movements in assets and liabilities

As of March 31, 2022, the total balance sheet of € 1.3 trillion slightly increased by € 20.9 billion (or 1.6%) compared to year-end 2021.

Overall balance sheet growth was driven by increases in brokerage and securities related receivables and payables of € 23.0 billion and € 26.6 billion, respectively, mainly attributable to the usual pattern of seasonal increases in trading activity levels compared to year-end. These items are included in other assets and other liabilities. The increase in other assets also included a €10.2 billion growth in debt securities classified as hold to collect due to our strategic initiative to optimize return on excess liquidity.

Trading assets and trading liabilities increased by € 10.1 billion and € 8.5 billion, respectively, primarily driven by the increase in client activity due to volatile market conditions.

Loans at amortized cost grew by € 6.6 billion, driven by continued strong growth in collateralized lending in International Private Bank, increased loan volume in Corporate Treasury Services in Corporate Bank and further loan growth in Fixed Income and Currencies.

The aforementioned increases were partly offset by decreases in cash, central bank and interbank balances of € 21.7 billion, primarily due to shift in business to higher revenue generating assets and increase in assets classified as hold to collect as discussed above.

Positive and negative market values of derivative financial instruments decreased by € 7.7 billion and € 15.3 billion, respectively, mainly due to moves in interest rates products in our Capital Release Unit.

Central bank funds sold, securities purchased under resale agreements and securities borrowed measured at amortized cost and under non-trading financial assets mandatory at fair value through profit and loss decreased by € 4.9 billion, driven by managed reductions of balance sheet. Corresponding liabilities decreased by € 8.6 billion.

The overall movement of the balance sheet included an increase of € 10.3 billion due to foreign exchange rate movements, mainly driven by a strengthening of the U.S. Dollar against the Euro. The effects of foreign exchange rate movements are embedded in the movement of the balance sheet line items discussed in this section.

Liquidity

Total High Quality Liquid Assets (HQLA) as defined by the Commission Delegated Regulation (EU) 2015/61 and amended by Regulation (EU) 2018/1620 were € 213.7 billion as of March 31, 2022, a € 6.4 billion increase from the € 207.3 billion as of December 31, 2021. The Group maintains additional highly liquid central bank eligible assets, not qualifying as HQLA or subject to transfer restrictions under the HQLA definition. These additional liquid assets were € 31.9 billion as at the end of March 31, 2022, such that the Group’s total Liquidity Reserves were € 245.6 billion. The increase is primarily driven by net new capital market issuances and retail deposit inflows partially offset by loan growth. The Liquidity Coverage Ratio was 135 % in the first quarter of 2022, a surplus to regulatory requirements of € 55 billion.

Equity

Total equity as of March 31, 2022 increased by € 566 million compared to December 31, 2021. This change was driven by a number of factors including the profit reported for the period of € 1.1 billion, a positive impact from foreign currency translation of € 390 million, net of tax, mainly resulting from the strengthening of the U.S. dollar against the Euro and remeasurement gains related to defined benefit plans of € 64 million, net of tax. These were partly offset by unrealized net losses on accumulated other comprehensive income, mainly attributable to financial assets at fair value through other comprehensive income of € 307 million, net of tax, and derivatives hedging cash flows of € 184 million, net of tax. Further contributing factors are net change in share awards for the period of € 264 million as well as net purchases of treasury shares of € 254 million.

.

Deutsche Bank	Strategy
Earnings Report as of March 31, 2022

Strategy

The following section provides an update on the progress of our strategy implementation in the first quarter of 2022 and should be read in conjunction with the Strategy section in the Combined Management Report provided in the Annual Report 2021.

Progress on strategy implementation

In July 2019, we embarked on a fundamental transformation of Deutsche Bank and have made substantial progress on our key commitments. We set multi-year strategic targets to be met by year-end 2022 and are on track to achieve those targets and completing our transformation. This fundamental transformation has led to a strong foundation for us to continue our journey and evolution of our successful “Compete to Win” strategy. In March 2022, we outlined our strategic financial road map through 2025 and communicated our 2025 financial targets. In our aspiration to support our client franchise, we continue to emphasize strong controls and transform the way we work. To achieve this, we intend to balance growth ambitions with a robust control mindset, to continue strengthening systems and processes and to invest in deploying modern technology. Likewise, we plan to continue our transition to become more agile.

In the first quarter of 2022, we announced the re-launch of the joint-venture platform of International Private Bank (IPB) and Origination and Advisory (O&A), which aims at providing the “One Bank” solution for sophisticated entrepreneurial clients. Deutsche Bank becomes the first EU Bank to facilitate Qualified Foreign Institutional (QFI) investor’s Beijing Stock Exchange Trading. This helps to bring our market-leading global custody services expertise to the onshore market, supporting global institutional clients with their China inbound investments. As sustainability is one of the key pillars of our corporate strategy, we continue to focus on sustainable financing. To tackle the climate financing gap for developing countries, Deutsche Bank and The Development Guarantee Group (DGG) have signed a Memorandum of Understanding. Under this Memorandum of Understanding, Deutsche Bank will act as an Origination Partner for the Green Guarantee Company (GGC), which will be managed by DGG. GGC is a specialist guarantor for climate mitigation and adaptation projects in developing countries.

Our financial results in the first quarter of 2022

Sustaining revenue growth in our Core Bank

Our strategic transformation was designed to refocus our Core Bank around our market leading businesses, which operate in growing markets with what we believe is attractive return potential. Our Core Bank comprises our four core operating divisions, namely the Corporate Bank, the Investment Bank, the Private Bank, and Asset Management, together with the segment Corporate & Other. Revenues in our Core Bank and at Group level amounted to € 7.2 billion in the first quarter of 2022, a year-on-year decrease of 3.7 % and 4.8%, respectively.

Continuing to deliver on cost reduction targets

We continue to work towards our cost/income ratio (CIR) target of 70 % for 2022. CIR in the first quarter of 2022 was 74.8%, an increase of 1.0 percentage points versus the first quarter of 2021 and an improvement of 21.9 percentage points versus the fourth quarter of 2021.

Noninterest expenses were € 5.4 billion in the first quarter of 2022, a year-on-year decrease of € 0.2 billion or 3.5%, driven by slightly lower IT costs and real estate spending. Adjusted costs excluding transformation charges were essentially flat at € 5.3 billion year-on-year, despite € 730 million in bank levies recognized in the first quarter of 2022, which were € 159 million higher compared to the first quarter of 2021.

Continued portfolio and cost reduction in the Capital Release Unit

The first quarter of 2022 was the first quarter since the completion of the Prime Finance transition, resulting in the conclusion of the cost recovery mechanism and a material step down in costs. Revenues for the quarter were negative € 5 million, as funding and risk management costs were partly offset by income from our loan portfolio and net de-risking gains.

The division made further progress in reducing costs with sequential reductions, on a quarterly basis, in internal service charges, compensation and non-compensation costs (excluding bank levies) and by benefiting from a lower Single Resolution Fund allocation in the first quarter of 2022.

Since the fourth quarter of 2021, the division has reduced leverage exposure by € 4 billion through deleveraging and natural roll-offs, and reduced Risk Weighted Assets by € 3 billion, including a € 1 billion reduction in Operational Risk RWA.

Deutsche Bank	Strategy
Earnings Report as of March 31, 2022

Conservative balance sheet management

We remain committed to managing our balance sheet conservatively as we execute on our strategic transformation and navigate through the remaining challenges of the COVID-19 pandemic and the situation related to the war in Ukraine. At the end of the first quarter of 2022, our CET 1 ratio was 12.8%, 41 basis points lower compared to year-end 2021 and 238 basis points above the regulatory requirement. For 2022, we remain committed to maintaining our CET 1 ratio above 12.5%.

Our Leverage ratio was 4.6 % at the end of the first quarter of 2022, positively impacted by the CRR amendments which took effect on June 28, 2021 and the ECB’s Decision 2021/1074. In aggregate, these effects allow banks to temporarily exclude certain eligible central bank exposures until March 2022 hence continuing the exclusion which was temporarily introduced by the CRR Quick Fix in the third quarter of 2020. Including these balances, our Leverage ratio would have been 4.3%.

Average Value-at-Risk (VaR) amounted to € 30 million at the end of the first quarter of 2022 confirming our conservative risk levels. As of March 31, 2022, the Group’s loan exposure to Russia amounted to € 1.3 billion on a gross basis, which represents approximately 0.3 % of the total loan book. On a net basis, after risk mitigants, the loan exposure amounted to € 0.5 billion. The majority of this loan exposure relates to large Russian companies with material operations and cash-flow outside of Russia.

Provisions for credit losses were € 292 million for the first quarter of 2022, significantly higher compared to the first quarter of 2021. For the full year 2022, we expect provisions for credit losses to be around 25 basis points as a percentage of our anticipated average loans. The increase compared to the previous year is driven by the impact of the war in Ukraine which is expected to add around 5 basis points to our previous guidance of around 20 basis points for the full year 2022 and an expected slowdown of the macro-economic growth in 2022 from the exceptionally strong levels in 2021. We remain committed to our stringent underwriting standards and our tight risk management framework. Further detail on the calculation of Expected Credit Losses (ECLs) is provided in the section ‘Risk information’ in this report.

Our sustainability strategy

Since 2019, sustainability has been one of our management priorities and a central component of our corporate strategy, “Compete to win”. Our sustainability strategy focuses on four dimensions: Sustainable Finance, Policies and Commitments, People and Operations as well as Thought Leadership and Stakeholder Engagement.

Given the progress we have been making, we have raised our ambitions several times in the last two years. In March 2022, we brought forward our € 200 billion target for sustainable finance and investments to year-end 2022. We also announced an annual target of € 100 billion of financing and investments from 2023 to 2025 as we aim to continuously increase Environmental, Social and Governance (ESG) lending and financing, capital markets issuances and investments.

We also continue to work on the implementation of additional focus areas in our sustainability strategy. In March 2022, we disclosed data for the first-time on our financed greenhouse gas emissions, using the standards established by the Partnership for Carbon Accounting Financials (PCAF). Scope 1 and 2 financed emissions of the global corporate industry loan book were calculated at 30.8 million tons of CO2 equivalent per year as at year-end 2021. The transparency provided forms part of the Bank’s wider commitment to net zero CO2 emissions by 2050 and to provide further disclosure on financed emissions of its loan portfolio and sector-specific decarbonization targets, by the end of 2022.

Our Financial Targets

Our financial and regulatory targets are based on our financial results prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). For further details, please refer to the section ‘Basis of preparation/impact of changes in accounting principles’ in this report.

Deutsche Bank	Strategy
Earnings Report as of March 31, 2022

Our key financial targets are:

Financial targets for 2022

  – Post-tax Return on Average Tangible Equity of 8 % for the Group
  – Post-tax Return on Average Tangible Equity of more than 9 % for the Core Bank
  – Cost income ratio of 70%
  – Common Equity Tier 1 capital ratio of above 12.5%
  – Leverage ratio of ~4.5%

Financial targets for 2025

  – Post-tax Return on Average Tangible Equity of above 10 % for the Group
  – Compounded annual growth rate of revenues from 2021 to 2025 of 3.5 to 4.5%
  – Cost income ratio of less than 62.5%

The war in Ukraine as well as the COVID-19 pandemic and its remaining impact on the global economy may affect our ability to meet our financial targets, as their ultimate impacts remain impossible to predict.

Adjusted costs, Adjusted costs excluding transformation charges, Post-tax Return on Average Tangible Equity as well as Leverage ratio are non-GAAP financial measures. Please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report for the definitions of such measures and reconciliations to the IFRS measures on which they are based.

Our Businesses

This section should be read in conjunction with the section Deutsche Bank: Our Organization in the Operating and Financial Review in the Annual Report 2021.

Corporate Bank

In the first quarter of 2022, the Corporate Bank continued to make progress on its strategic objectives. We continued to expand our lending proposition with corporate clients across all regions with loans growing to € 125 billion, up by € 3 billion in the quarter. We generated € 120 million of revenues from deposit re-pricing across Corporate Treasury Services, Institutional Client Services and Business Banking, bringing the total amount of deposits under charging agreements to € 103 billion. Parts of corporate banking, especially payments, are experiencing a high degree of innovation and disruption driven by high-paced technology developments and the emergence of new competitors. Accordingly, in 2022, we expect to benefit from our targeted investments in new growth areas including Merchant Solutions and Asset as a Service. Finally, we also aim to further advance our provision of sustainable financing solutions for our clients, including developing scalable ESG solutions for our Business Banking clients that we expect to introduce in 2022.

Investment Bank

In the first quarter of 2022, the Investment Bank continued to execute against its strategic priorities to deliver strong business performance and tangible results. Within Fixed Income and Currencies (FIC), business revenues increased year-on-year against what was a very strong prior year quarter. In a period of high market volatility, our macro trading businesses demonstrated disciplined internal risk management, whilst continuing to support our clients. Activity increased versus the prior year across both institutional and corporate clients, with a continuing trend of new clients and returning clients using DB’s service offering. Our Financing business continues to focus on targeted and disciplined balance sheet deployment. We have successfully re-built our loan book post COVID-19 driven reductions, which is now driving higher net interest income versus the prior year quarter. While Origination and Advisory (O&A) overall revenue decreased year-on-year, this was in line with the industry fee pool reduction. We have seen significantly higher revenues in Advisory, which is a focus area for us. During the quarter, we also continued to make further strategic hires in our coverage teams as we look to support and build out revenue generation within O&A. Our FIC re-engineering program continues to drive efficiency across the organization, focusing upon the automation of front-to-back processes including the continued development of our electronic trading capabilities. Finally, we continue to focus on ESG. During the quarter we undertook a number of important transactions across businesses, including acting as joint bookrunner on the first ESG global bond offering by the Republic of Philippines, with the three part U.S. $ 2.25 billion bond issued under their Sustainable Finance Framework.

Deutsche Bank	Strategy
Earnings Report as of March 31, 2022

Private Bank

In Private Bank Germany (PB GY), we had a strong start into 2022 in our customer business with continued growth in investment products and positive momentum in consumer finance. Starting in March, we saw adverse impacts resulting from the war in Ukraine. Regarding our transformation program, we made continued progress in our key strategic initiatives. In particular, we signed a further workers council agreement for our German head office. Moreover, our IT platform migration program is well on-track with the successful completion of the test phases. At the beginning of the second quarter of 2022, the first migration wave of Postbank clients to the DB IT platform has been successfully conducted.

Our International Private Bank (IPB) continued to execute against its strategic objectives. We strengthened our Bank for entrepreneurs teams in Italy and Spain with key hires. We have advanced our product offering for sophisticated wealth management clients with the successful launch of our Tech Venture Growth Fund and our flagship Strategic Asset Allocation solutions attracted significant inflows of approximately € 0.9 billion in the first quarter of 2022. Moreover, we made further progress in the transformation of our Premium Bank offering by opening new flagship branches, tailored to the advisory needs of affluent customers and saving costs through consolidating smaller branches. Finally, we proceeded with investing in our digital client capabilities and have launched new banking and investment solutions in the U.K. and Spain.

In ESG, the Private Bank commenced a transition dialogue concept to transform our business towards sustainability and ESG compliance by supporting our clients on their transition path towards sustainable-oriented assets and lending. Our ESG journey also continued in our business units: In PB GY, we completed the first rollout of a Green Remote Advisory Center and strengthened our sustainable offering (e.g., KlimaDarlehen in BHW). In IPB, we continued our progress in expanding the ESG product scope, with our first ESG-linked subscription financing facility (APAC), launch of green mortgages and zero emission car loans in Spain.

Asset Management

The asset management industry is evolving, with intensified competition, continued margin pressure, and technological disruption amid heightened geopolitical tensions and increased market volatility. However, we believe our diverse range of high-quality products and investment solutions provides us with a strong basis for growing assets and profitability. At the start of 2021, DWS refined the medium-term financial targets for 2024 as part of a broader review of priorities and initiatives.

We intend to focus on our ambitions to transform, grow and lead in order to become a leading European asset manager with global reach. As part of our transformation ambition, we aim to adapt the way we work to meet industry challenges by recalibrating our core platform, by investing in new technology, and through our policy framework so that these are tailored to DWS’s fiduciary business and clients. Our ambition to grow concentrates on delivering focused product strategies in targeted growth markets, expanding our range of sustainable investment solutions and leveraging existing partnerships to capture new client opportunities. We aim to achieve differentiated leadership across ESG, passive and high margin investments and solutions. By delivering on these ambitions, we believe we can reach our overall goal of becoming a leading European asset manager with global reach.

DWS aims to become climate-neutral in its actions, in line with the Paris Agreement, by 2050 or sooner. Building on this long-term ambition, climate action is a focus theme within our global sustainability strategy. We intend to further grow our Asset Management franchise by building on platform scale with organic and inorganic opportunities - acquiring complementary strengths, distribution access and enlarging our geographical footprint. The strong underlying trend of assets shifting to Passive and to Alternatives provides areas for growth in several parts of our business. Delivery of our ESG capabilities to clients and further embedding ESG into the corporate DNA of DWS will be key to support our growth.

Deutsche Bank	Outlook
Earnings Report as of March 31, 2022

Outlook

The following section provides an overview of updates to our outlook for the Group and our business divisions for the financial year 2022 and should be read in conjunction with the Outlook section in the Combined Management Report provided in the Annual Report 2021.

Macroeconomic and Banking Industry Outlook

2022 started with a robust momentum, given receding economic headwinds from the COVID-19 pandemic and continued fiscal support. However, the war in Ukraine increased geopolitical uncertainty and has contributed to the rise in inflation. These developments are expected to further impact the economic outlook, likely leading to reduced GDP and significantly higher inflation forecasts. We expect global GDP growth and inflation to be 3.3 % and 7.3%, respectively, for 2022. For the U.S. economy, the recent geopolitical developments have led to higher energy and commodity prices resulting in higher inflation. To combat inflationary pressures the Federal Reserve may have to raise interest rates faster or to higher rates than previously expected. The Eurozone economy experienced a slow start into 2022 due to supply bottlenecks and surging energy prices and is expected to further slow the economic recovery and significantly increase inflationary pressures.

The performance of the global banking industry in 2022 is expected to vary to some extent in response to differences in the macroeconomic environment as the impact of the war in Ukraine will be felt more prominently in Europe. In Europe, short-term credit demand from corporates is expected to rise due to uncertainty, risk of a recession and surging energy prices, while credit demand from households is expected to slow. Similarly, corporate deposits are likely to see an uptick as firms build up liquidity buffers. Monetary policy is expected to tighten which may benefit U.S. and European banks’ net interest income. Capital market volatility is currently elevated and expected to remain high for some time.

There are a number of risks to our global economic outlook. The war in Ukraine drives uncertainties including geopolitical tensions, which are hard to predict and could be severe. The COVID-19 pandemic is gradually receding, but potentially more severe variants or vaccines becoming less effective could considerably dampen economic momentum. Supply chain concerns and the impact of lockdowns in China remain additional sources of uncertainty. Higher inflationary pressures could lead central banks to resort to aggressive tightening stance, potentially causing a sharply negative reaction in financial markets and most likely a significant economic recession in the U.S. as well as in Europe.

Deutsche Bank Outlook

In July 2019, we announced a strategic transformation of Deutsche Bank to re-focus on delivering sustainable profitability and improved returns for our shareholders. In the first quarter of 2022, we outlined our strategic and financial road map and communicated our financial targets through 2025. The statements included in this section cover management’s view on the expected performance against our key performance indicators for the financial year 2022.

Despite the uncertainties associated with the war in Ukraine and the remaining challenges associated with the COVID-19 pandemic, we intend to continue executing our strategy in a disciplined manner focusing on improving sustainable profitability by growing revenues in our Core Bank while remaining disciplined on costs and capital; however, the current environment is increasingly challenging, and cost pressures have intensified.

In 2022, we are working towards achieving our financial targets, principally the Post-tax Return on Average Tangible Shareholders’ Equity target of 8 % for the Group and above 9 % for our Core Bank, by building on the progress made since we started our strategic transformation in 2019. Our Group and Core Bank revenues are expected to be slightly higher compared to the prior year. We expect to earn between € 26 billion to € 27 billion of revenues at Group level in 2022 and our first quarter financial results built a foundation to achieve this plan.

We expect Corporate Bank revenues to be higher in 2022 compared to the prior year, supported by our growth initiatives, the continued impact of our deposit repricing actions and interest rate tailwinds. We expect Corporate Treasury Services revenues to be higher supported by extension of lending, growth in flow and structured trade finance products, strong momentum in Corporate Cash Management, deposit repricing and the more favorable interest rate outlook. For Institutional Client Services, revenues are also expected to be higher supported by business growth and the more favorable interest rate outlook. Business Banking revenues are expected to be higher compared to the prior year, primarily reflecting deposit repricing and other repricing actions.

Deutsche Bank	Outlook
Earnings Report as of March 31, 2022

We expect Investment Bank revenues to be slightly higher in 2022 compared to the prior year, reflecting the strong performance seen in the first quarter of 2022. We also expect Sales and Trading (FIC) revenues to be higher than 2021, driven by the performance of our macro trading and financing businesses in the year to date. For the remainder of the year, in Rates we will strengthen certain areas in the business and expect to benefit further from our institutional coverage model launched in 2021. In Foreign Exchange we will look to build on the momentum the business saw in the first quarter. Our Global Emerging Markets business will develop its onshore footprint and client workflow solutions further. Our Financing business will continue to take a disciplined and selective approach to the deployment of resources, with the increased loan book driving higher Net Interest Income. In Credit Trading, conditions were challenging for the flow business in the first quarter, and this may well continue into the second quarter and beyond. Additionally, we do not expect the distressed business to repeat the very strong performance seen in 2021. In Origination & Advisory, we expect revenues to be significantly lower in 2022 compared to 2021, primarily due to an expected decline in the industry fee pool, which was approximately 30 % lower year-on-year for the first quarter. In Debt Origination we expect the high yield business to be challenged in the short term, although Investment Grade debt performance was robust in the first quarter and we plan to further develop our ESG capabilities for clients. Equity Origination has been and will be impacted by the materially reduced issuance levels in 2022, but we will continue to provide a competitive offering across products. In Advisory, we plan to build on the momentum of the first quarter and invest in targeted coverage areas where we see growth potential.

For the Private Bank, we expect net revenues in 2022 to be higher compared to 2021. Revenue growth is expected to be supported by a gain from the closing of the sale of the financial advisors’ network in Italy. Excluding this impact, we anticipate revenues to be slightly higher compared to 2021 driven by continued business growth in investment and loan products, which we expect in part to be offset by impacts from the ongoing low interest rate environment. We also expect significantly lower adverse impacts from the April 2021 ruling of the German Federal Court of Justice (BGH) on pricing agreements as we have largely completed the process of entering into new contracts with customers affected by the ruling. We expect revenues for Private Bank Germany to be slightly higher compared to 2021 supported by substantially lower negative revenue impacts from the BGH ruling. Excluding this impact, we expect revenues in the Private Bank Germany to remain essentially flat year-on-year as significant growth in investment and loan revenues will be partly offset by headwinds from deposit margin compression, which we expect to decline in future periods as a result of the more positive recent interest rate outlook. In the International Private Bank (IPB), we expect revenues to be higher year-on-year supported by the anticipated gain from the sale of the Italian financial advisors’ network. Excluding this impact, we expect revenues to also be higher compared to 2021 as continued growth in investment products and loan products will only be partially offset by reduced benefits from ECB’s TLTRO program. In the Private Bank, we expect Assets under Management (AuM) volumes to remain essentially flat compared to 2021. Despite continued net inflows, AuM declined by € 6 billion in the first quarter of 2022, driven by a market depreciation impact of € 18 billion. Recovery will depend on a stabilization of the current geopolitical situation. We nevertheless expect continued net inflows, which will in part be offset by the disposal impact after the closing of the financial advisor transaction in Italy.

In Asset Management, heightened levels of market volatility have featured in the first quarter of 2022 and are expected to continue near term; assuming market stabilization, revenues are expected to be essentially flat compared to 2021. Management fees are assumed to be slightly higher year-on-year from higher average assets under management. Performance and transaction fees are expected to be significantly lower compared to 2021, due to an exceptional Multi Asset performance fee included in the prior year. Other revenues excluding specific items are expected to be lower compared to the prior year. We expect sustained net inflows into targeted growth areas of passive and alternative investments, further enhanced by strategic alliances and product innovations, including further ESG offerings.

For 2022, we expect Corporate and Other (C&O) to generate a pre-tax loss. Results in C&O will continue to be impacted by valuation and timing differences on positions that are economically hedged but do not meet the accounting requirements for hedge accounting. C&O is expected to be impacted by certain transitional costs relating to our internal funds transfer pricing framework as well as costs linked to legacy activities relating to the merger of the DB Privat- und Firmenkundenbank AG into Deutsche Bank AG which are expected to be around € 300 million for the full year. As previously guided, we expect Shareholder expenses to be around € 400 million for the full year. C&O is also expected to be impacted by higher group-wide incremental investments, mainly in our Technology and Anti-Financial Crime areas.

In 2022, we expect the Capital Release Unit to focus on three key areas. Firstly, further reducing our costs including internal service allocations. In line with our previous statements, we target an adjusted cost base excluding transformation charges of € 0.8 billion for the full year. Secondly, continuing to risk manage the portfolio whilst de-risking opportunistically. In aggregate, we expect to report negative revenues for the year 2022 which will be driven by funding costs, hedging costs, mark-to-market impacts and losses from portfolio exits, which will be partially offset by income from loan portfolios. Thirdly, simplifying the division’s infrastructure through decommissioning of applications, closing trading books, exiting locations and legal entities.

Deutsche Bank	Outlook
Earnings Report as of March 31, 2022

We are managing the Group’s cost base towards our cost/income ratio target. We remain highly focused on cost discipline and delivery of the initiatives underway. We expect noninterest expenses in 2022 to be lower than in 2021, largely driven by significantly lower transformation-related effects. Adjusted costs excluding transformation charges are expected to be essentially flat in 2022. We expect the cost development to benefit from IT efficiencies resulting from the execution of IT strategies, run-rate benefits of headcount reductions in the previous year and front-to-back alignment as well as savings in Infrastructure functions from process optimization and automation. These effects will be largely offset by continued investments in controls, inflationary effects, the anticipated impact of foreign exchange rate changes and higher bank levies, driven by a higher assessment basis applied by the SRB and unchanged conservative assumptions with regards to irrevocable payment commitments.

Amid an anticipated slowdown of macro-economic growth and also driven by recent geopolitical developments in 2022 from the exceptionally strong levels in the previous year, we expect provisions for credit losses to be significantly higher in 2022 compared to the previous year. Provisions for credit losses for the full year 2022 should be around 25 basis points as a percentage of our anticipated average loans as the impact of the war in Ukraine is expected to add around 5 basis points to our previous guidance of around 20 basis points. Our credit portfolio quality remains strong, and we are well positioned to manage emerging risks including geopolitical uncertainties, supply chain disruptions and expected policy tightening. Further detail on the calculation of expected credit losses (ECL) is provided in the section ‘Risk information’ in this report.

We expect our Common Equity Tier 1 ratio (CET 1 ratio) to essentially remain flat and to remain above 12.5 % in 2022 as compared to 2021. We expect higher RWA from growth in our Core Bank as well as supervisory decisions offset by continued reductions in the Capital Release Unit (CRU) and lower Operational Risk RWA. For 2022, we expect to end the year with a CET 1 ratio of 13 % or higher, reflecting organic capital generation offsetting the impact of RWA increases and distributions.

We expect our Leverage exposure in 2022 to be higher than at year-end 2021. Leverage exposure is expected to increase as a result of the removal of the ECB’s temporary exclusion of certain central bank balances by the second quarter of 2022, alongside loan growth in our Core Bank. Consequently, we expect our Leverage ratio to be lower at year-end 2022. We remain committed to achieving our Leverage ratio target of approximately 4.5 % by year-end 2022.

Risks to our outlook include potential impacts on our business model from macroeconomic uncertainties, including uncertainties associated with the war in Ukraine and around the duration of and recovery from the COVID-19 pandemic, uncertainty on interest rates in the Eurozone, slower economic growth in our major operating countries and lower client activity. In addition, uncertainty around central bank policies, e.g., the interest rate environment, ongoing regulatory developments, e.g., the finalization of the Basel III framework, other geopolitical event risks and levels of client activity may also have an adverse impact.

Adjusted costs, Adjusted costs excluding transformation charges, Post-tax Return on Average Tangible Equity as well as Leverage ratio are non-GAAP financial measures. Please refer to “Additional information: Non-GAAP Financial Measures” of this report for the definitions of such measures and reconciliations to the IFRS measures on which they are based.

Deutsche Bank	Risks and opportunities
Earnings Report as of March 31, 2022

Risks and opportunities

The following section focuses on future trends or events that may result in downside risk or upside potential from what we have anticipated in our “Outlook”. The developments in the three months ended March 31, 2022 did not materially alter our assessment of the risks and opportunities that our businesses are exposed to, as presented in our Annual Report 2021.

Key downside risks stem from the war in Ukraine, which has led to a deterioration in the economic outlook and rising inflationary pressures. This has led major central banks to take a more hawkish policy stance and has driven market interest rates significantly higher during the quarter. Also, the ongoing COVID-19 pandemic may continue to affect many different areas of the bank, both with respect to risks and opportunities, driving significant levels of fluctuation in the results of our operations, strategic plans and targets, as well as our share price.

Risks

Macroeconomic and market conditions

In line with the Outlook section above, as well as risks discussed in our Annual Report 2021, the war in Ukraine and the related build-up of global inflationary pressures due to higher energy / commodity prices and supply chain disruptions have led to a significant downward revision in global growth forecasts in 2022. Major central banks are responding by tightening monetary policy and market interest rates increased significantly during the quarter amid periods of very high market volatility. A further slowdown is anticipated in 2023 as the effects of higher interest rates and tighter financial conditions weigh on economic activity. This could potentially drive increased losses, including higher credit provisions, and may substantially and adversely affect our planned results of operations, financial targets and costs.

A key downside risk for European corporates and households is a further rise in energy prices, in particular natural gas, if supplies are disrupted or subject to sanctions. Russia accounts for around 40 % of the EU’s supply of natural gas, with reliance higher in Germany and selected other countries. Should energy rationing become necessary this would further impact economic growth and may result in higher-than-expected credit losses.

The COVID-19 pandemic continues to present downside risk to our business. The potential emergence of new variants of concern may require renewed social distancing requirements or lockdowns and the effects of these are not fully predictable as they will vary depending on the nature of the variant, country-specific pandemic conditions and policy preferences.

Political risks

The war in Ukraine has led countries to impose broad-based sanctions on Russia, including but not limited to major Russian banks, the Russian Central Bank, key corporates, Russian parliament members and members of the Russian elite (oligarchs, diplomats) and their families. The sanctions have also banned primary and / or secondary trading of sovereign debt and other selected securities as well as disconnection of certain Russian banks from SWIFT (Society for Worldwide Interbank Financial Telecommunication). The U.S. has imposed sanctions on imports of Russian-origin oil, gas and coal (including related products) and also banned new investments by U.S. persons into the Russian energy sector. The EU also announced sanctions prohibiting Russian coal and other solid fuel imports, restricting access to EU ports for Russia registered vessels and further export and import bans. Sanctions are subject to rapid change and it is possible that new direct or indirect secondary sanctions could be imposed at short notice as a result of ongoing developments.

Deutsche Bank	Risks and opportunities
Earnings Report as of March 31, 2022

The unprecedented scale of sanctions announced to date, not all of which are fully aligned across jurisdictions, has significantly increased operational complexity, including the risk of making errors in managing day-to-day business activities within the rapidly evolving sanctions environment. New sanctions, as well as countermeasures by the Russian government, could also result in differences between the local application and / or implementation of relevant requirements by our subsidiary OOO Deutsche Bank, Moscow, and the Deutsche Bank Group (as OOO Deutsche Bank would have to adhere to local law). Subsequently, this may create conflict of law situations and certain exemptions would have to be applied.

Sanctions are likely to lead to situations where counterparties’ ability to fulfil payment obligations is prevented due to the inability to transfer funds in the required currency. Sanctions may also complicate the wind-down of transactions and / or relationships that the Bank may wish to exit as a result of the war in Ukraine within the timeframe provided by licenses or authorizations.

Deutsche Bank utilizes in-house technology resources in Russia which contribute to the development of a number of the Bank’s applications. We are subject to the risk that our ability to utilize these technology resources could be impaired or lost, for instance due to sanctions from the West, Russian state-initiated actions or management actions. Also, the provision of corporate banking services to local subsidiaries of international companies could be impacted if our operating subsidiary in Russia is impacted. Adverse regulatory actions could result in a loss of control over locally booked assets.

We continue to utilize dedicated governance structures, including Global and Regional Crisis Management, to manage our response to the war in Ukraine. The impact of the ongoing situation, from both a financial and non-financial risk perspective, is highly uncertain and while our direct financial exposures to Russia and Ukraine are contained, higher order effects may in a downside impact our ability to meet our stated targets.

We regularly assess potential impacts of these and other risk events and trends via stress testing and bottom-up portfolio reviews. The results of these assessments indicate that the currently available capital and liquidity reserves, in combination with available mitigation measures, are sufficient to absorb potential impacts of further downside risks if they were to materialize.

The broader geopolitical implications of the war in Ukraine remain uncertain. The U.S. has recently warned that countries which help Russia to evade sanctions, backfill them or provide military aid may be targets of secondary sanctions. Over the medium to long term, the IMF among others has highlighted the potential impact of deglobalization on living standards and growth. Against this backdrop, tensions between the U.S. and China remain elevated across a wide range of areas, including trade and technology-related issues, Hong Kong, Taiwan, human rights, and cybersecurity. The U.S. has imposed selected sanctions as well as export and investment restrictions on Chinese companies and officials, and China has imposed sanctions on certain U.S. companies and officials and introduced a framework for blocking regulations aimed at the extraterritorial application of sanctions against China. Likewise, the EU has imposed sanctions on China in relation to human rights issues, which were reciprocated by China. Such measures raise potential regulatory compliance and conflicts of law challenges and the impacts could be material and adverse.

Deutsche Bank	Opportunities
Earnings Report as of March 31, 2022

Strategy

We have communicated various targets in the “Strategy” section, which are in line with those set out in our Investor Deep Dive on March 10, 2022. While we continuously plan and adapt to changing situations, we run the risk that a significant deterioration in the global operating environment could lead us to miss our publicly communicated targets, incur unexpected losses including further impairments and provisions, experience lower than planned profitability or an erosion of our capital base and broader financial condition, leading to a material adverse effect on our results of operations and share price. This also includes the risk that we will not be able to make desired distributions of profits to our shareholders which are subject to Deutsche Bank AG’s capacity under standalone financial statements in accordance with German accounting rules (HGB). Where such targets reflect commitments to regulators, missing them may also trigger action from such regulators or rating agencies. In these situations, we would need to take action to ensure we meet our minimum capital objectives. These actions or measures may result in adverse effects on our business, results of operations or strategic plans and targets.

The COVID-19 pandemic temporarily reduced the rate of regular employee attrition versus historical levels, creating a more challenging context to our cost targets and increasing the cost of involuntary severance arrangements. This also limited the opportunity to redeploy talented employees within the bank whose roles were made redundant. Labor market conditions have now significantly tightened and attrition rates in the first quarter of 2022 were slightly above pre COVID levels. We continue to observe extremely competitive markets, particularly in the U.S. and India, and expect attrition rates to remain above pre COVID levels for the next few quarters. These effects, coupled with requests from regulators to demonstrate moderation in the levels of compensation that we can offer, may put the Group at a disadvantage in attracting and retaining talented employees.

All of the above could have a material impact on our CET 1 as well as other target ratios. It is therefore possible that we will fall below e.g., our 2022 CET 1 target of at least 12.5%, or short of our 2022 cost income ratio target of 70 % or 2022 Post-tax Return on Average Tangible Equity target of 8%, as highlighted in the section “Strategy” in this report.

Opportunities

Should economic conditions such as GDP growth, levels of unemployment, the interest rate environment or competitive conditions in the financial services industry improve beyond currently forecasted levels, this could result in higher revenues that may only be partially offset by additional costs, thus improving our ability to meet our financial targets. At the same time, higher inflation, interest rate levels and market volatility could present a number of opportunities, such as increased revenues from higher trading flows amid private, corporate and institutional customers repositioning their portfolios, net interest income gains as well as higher margins on lending across our balance sheet.

By focusing on and investing in our areas of core strengths, the implementation of our strategy may create further opportunities if implemented to a greater extent or under more favorable conditions than anticipated. If businesses and processes improve beyond our planned assumptions and cost efficiencies can be realized sooner or to a greater extent than forecasted, this could also positively impact our results of operations. The progress could be further stimulated if markets react favorably to our ongoing transformation efforts, Deutsche Bank rating upgrades and sustained revenue performance. This could in turn reduce funding costs and further amplify the Bank’s profitability.

Deutsche Bank	Risk information
Earnings Report as of March 31, 2022

Risk information

Key risk metrics

The following section provides qualitative and quantitative disclosures about credit, market, liquidity and other risk metrics and their developments within the first three months of 2022. Disclosures according to Pillar 3 of the Basel III Capital Framework, which are implemented in the European Union by the Capital Requirements Regulation (CRR) and supported by EBA Implementing Technical Standards or the EBA Guideline, will be published in our separate Pillar 3 report.

European Regulation (EU) 2019/876 and Directive (EU) 2019/878 introduced amendments to the CRR/CRD with various changes to the regulatory framework that became applicable on June 30, 2021: A new standardized approach for counterparty credit risk (SA-CCR) was introduced that replaces the mark-to-market method to determine the exposure value for derivatives that are not in scope of the internal model method. In addition, a new framework to determine the risk weight for banking book investments in collective investment undertakings and default fund contributions to central counterparties was introduced. Moreover, a minimum regulatory leverage ratio of 3 % is determined as the ratio of Tier 1 capital and the regulatory leverage exposure. In addition, a minimum Net Stable Funding Ratio (NSFR) of 100 % was introduced that requires banks to maintain a stable funding profile in relation to their on and off balance sheet exposures.

In the third quarter of 2021, the Group introduced the new definition of default, which consists of two EBA guidelines. One guideline comprises an EBA technical standard regarding the materiality threshold for credit obligations past due (implemented with ECB regulation (EU) 2018/1845) and the second guideline covers the application of the definition of default. Both of these new requirements are jointly referred to below as the new Definition of Default (nDoD). The Group obtained approval from the ECB to use the new Definition of Default in August 2021. The nDoD replaced the default definition under Basel II and is applied to all key risk metrics throughout the Earnings Report including as a trigger of Stage 3.

Since June 30, 2020, the Group applies the transitional arrangements in relation to IFRS 9 as provided in the current CRR/CRD for all CET1 measures. For additional details on the Group’s Regulatory Framework, information on key risk categories and on the management of our material risks, please refer to our Annual Report 2021 under the chapter “Risk report”.

The following selected key risk ratios and corresponding metrics form part of our holistic risk management across individual risk types. The Common Equity Tier 1 ratio (CET 1), Economic Capital Adequacy (ECA) Ratio, Leverage ratio (LR), Total Loss Absorbing Capacity (TLAC), Minimum Requirement for Own Funds and Eligible Liabilities (MREL), Liquidity Coverage Ratio (LCR) and Stressed Net Liquidity Position (sNLP) serve as high-level metrics and are fully integrated across strategic planning, risk appetite framework, stress testing (except LCR, TLAC and MREL) and recovery and resolution planning practices, which are reviewed and approved by our Management Board at least annually. Going forward the newly introduced Net Stable Funding Ratio (NSFR) will also form part of our holistic risk management approach.

Common Equity Tier 1 ratio
31.3.2022	12.8%
31.12.2021	13.2%

Economic capital adequacy ratio
31.3.2022	200%
31.12.2021	206%

Leverage ratio
31.3.2022	4.6%[1]
31.12.2021 (fully loaded)	4.9%[2]

Total loss absorbing capacity (TLAC)
31.3.2022 (Risk Weighted Asset based)	30.19%
31.3.2022 (Leverage Exposure based)	9.45%
31.12.2021 (Risk Weighted Asset based)	31.03%
31.12.2021 (Leverage Exposure based)	9.70%

Liquidity coverage ratio (LCR)
31.3.2022	135%
31.12.2021	133%

Total risk-weighted assets
31.3.2022	€ 364.4 bn
31.12.2021	€ 351.6 bn

Total economic capital
31.3.2022	€ 24.1 bn
31.12.2021	€ 23.5 bn

Leverage exposure
31.3.2022	€ 1,164 bn
31.12.2021	€ 1,125 bn

Minimum requirement for own funds and eligible liabilities (MREL)
31.3.2022	32.77%
31.12.2021	32.66%

Stressed net liquidity position (sNLP)
31.3.2022	€ 47.6 bn
31.12.2021	€ 47.6 bn

Net Stable Funding Ratio (NSFR)
31.3.2022	121%
31.12.2021	121%

1Starting with the first quarter of 2022, information is presented as reported as the fully loaded definition has been discontinued due to immaterial differences.

2Comparative information for earlier periods is unchanged and based on DB’s earlier fully loaded definition.

Deutsche Bank	Risk information
Earnings Report as of March 31, 2022

Risk-weighted assets

Risk-weighted assets by risk type and business division

	Mar 31, 2022
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total
Credit risk	65,108	97,460	79,544	10,196	3,896	19,368	275,573
Settlement risk	0	68	0	1	35	191	295
Credit valuation adjustment (CVA)	81	5,026	70	2	1,024	53	6,256
Market risk	184	17,392	52	32	919	3,359	21,939
Operational risk	5,469	24,764	7,364	3,340	19,432	0	60,369
Total	70,843	144,708	87,030	13,572	25,306	22,972	364,431

	Dec 31, 2021
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total
Credit risk	59,588	93,125	77,632	11,017	5,426	16,964	263,752
Settlement risk	0	1	0	0	10	49	60
Credit valuation adjustment (CVA)	120	4,879	167	9	1,098	55	6,327
Market risk	128	17,565	40	33	1,293	715	19,773
Operational risk	5,571	25,031	7,527	3,357	20,232	0	61,718
Total	65,406	140,600	85,366	14,415	28,059	17,783	351,629

Our RWA were € 364.4 billion as of March 31, 2022, compared to € 351.6 billion at the end of 2021. The increase of € 12.8 billion was driven by credit risk RWA and market risk RWA, which was partially offset by operational risk RWA. The increase in credit risk RWA by € 11.8 billion was primarily driven by ECB mandated model adjustments, impacts on the back of market uncertainties and business growth within our Investment Bank and Private Bank. Additionally, our credit risk RWA increased by € 2.3 billion due to foreign-exchange movements. This was partially offset by RWA decreases within our Capital Release Unit and Asset Management. Market risk RWA increased by € 2.2 billion and was primarily driven by the SVaR component due the change of the market data window. The operational risk RWA reduction of € 1.3 billion was mainly driven by a more favorable development of our internal loss profile feeding into our capital model and a reduction due to updates on the qualitative adjustments.

Deutsche Bank	Risk information
Earnings Report as of March 31, 2022

CET 1 capital reconciliation to shareholders equity

in € m.	Mar 31, 2022	Dec 31, 2021
Total shareholders’ equity per accounting balance sheet (IASB IFRS)	58,597	58,096
Difference between equity per IASB IFRS / EU IFRS⁴	68	(68)
Total shareholders’ equity per accounting balance sheet (EU IFRS)³	58,665	58,027
Deconsolidation/Consolidation of entities	265	265
Of which:
Additional paid-in capital	0	0
Retained earnings	265	265
Accumulated other comprehensive income (loss), net of tax	0	0
Total shareholders’ equity per regulatory balance sheet	58,929	58,292
Minority Interests (amount allowed in consolidated CET 1)	980	910
AT1 coupon and shareholder dividend deduction1	(1,190)	(987)
Reversal of deconsolidation/consolidation of the position accumulated other comprehensive income (loss), net of tax, during transitional period	0	0
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	58,719	58,215
Prudential filters	(1,773)	(1,825)
Of which:
Additional value adjustments	(2,019)	(1,812)
Any increase in equity that results from securitized assets	0	0
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	246	(14)
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR	0	0
Regulatory adjustments	(10,258)	(9,884)
Of which:
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(4,882)	(4,897)
Deferred tax assets that rely on future profitability	(1,823)	(1,617)
Negative amounts resulting from the calculation of expected loss amounts	(569)	(573)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(1,002)	(991)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	0	0
Securitization positions not included in risk-weighted assets	0	0
Other² ³	(1,981)	(1,805)
Common Equity Tier 1 capital	46,687	46,506

1Interim profits are recognized subject to approval as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4).

2Includes capital deductions of € 1.0 billion (Dec 2021: € 1.1 billion) based on ECB guidance on irrevocable payment commitments related to the Single Resolution Fund and the Deposit Guarantee Scheme, € 0.8 billion (Dec 2021: € 0.7 billion) based on ECB’s supervisory recommendation for a prudential provisioning of non-performing exposures, € 7 million (Dec 2021: € 17 million) resulting from minimum value commitments as per Article 36 (1)(n) of the CRR and CET 1 increase of € 20 million (Dec 2021: € 39 million) from IFRS 9 transitional provision as per Article 473a of the CRR.

3 Includes deduction of € 0.3 billion share buyback to be completed in first half of 2022 and for which ECB approval was provided in Q1 2022. As of March 31, 2022, 50 % of the announced share buyback was completed.

4Differences in “equity per balance sheet” result entirely from deviations in profit (loss) after taxes due to the application of EU carve out rules as set forth in the chapter "Basis of preparation/impact of changes in accounting principles".

As of March 31, 2022, our CET 1 capital ratio decreased to 12.81 % compared to 13.23 % as of December 31, 2021. The decrease of 41 basis points is primarily due to the aforementioned increases in RWA with 20 basis points of the decrease relating to the ECB mandated model adjustments. Partly offsetting were € 0.2 billion increase in our CET 1 capital compared to year end 2021 which was mainly the result of our positive net profit of € 1.2 billion which was partially offset by regulatory deductions for future common share dividend and AT1 coupon payments of € 0.5 billion which is in line with the ECB Decision (EU) (2015/656) on the recognition of interim or year-end profits in CET 1 capital in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4). In addition, CET 1 capital increased as a result of positive effects from Currency Translation Adjustments of € 0.4 billion net of foreign exchange counter-effects of capital deduction items. These positive impacts were partly offset by deductions from Equity compensation of € 0.4 billion, share buyback of € 0.3 billion and increased regulatory adjustments from prudential filters of € 0.2 billion (additional value adjustments) predominantly due to increases in market price dispersions.

Deutsche Bank	Risk information
Earnings Report as of March 31, 2022

Economic capital adequacy ratio and total economic capital

The economic capital adequacy ratio was 200 % as of March 31, 2022, compared to 206 % as of December 31, 2021. The decrease was due to lower capital supply and higher capital demand.

The total economic capital demand amounted to € 24.1 billion as of March 31, 2022, compared to € 23.5 billion as of December 31, 2021. The increase of € 0.5 billion was driven by higher economic capital demand for credit risk, which was partially offset by lower capital demand for market risk, strategic risk and operational risk. The economic capital demand for credit risk increased by € 1.6 billion primarily driven by higher exposures in our government bond portfolio and impacts on the back of market uncertainties. The economic capital demand for market risk decreased by € 0.7 billion primarily driven by reduction of wholesale loan and corporate bond inventory in the Investment Bank and lower in equity compensation risk. The economic capital demand for strategic risk decreased by € 0.3 billion mainly due to lower tax re-determination risk. The economic capital demand for operational risk reduced by € 0.1 billion mainly driven by a lighter internal loss profile. The inter-risk diversification benefit decreased by € 0.1 billion.

The total economic capital supply amounted to € 48.1 billion as of March 31, 2022, compared to € 48.5 billion as of December 31, 2021. The decrease of € 0.3 billion was primarily driven by higher capital deductions of € 1.5 billion from deferred tax assets, equity compensation, share buy-back and prudential filters (additional value adjustments), partly offset by our net income of € 1.2 billion and other offsetting effects.

Leverage ratio and leverage exposure

As of March 31, 2022, our leverage ratio was 4.6 % compared to 4.9 % as of December 31, 2021. This takes into account a Tier 1 capital of € 53.2 billion over an applicable exposure measure of € 1,164 billion as of March 31, 2022 (€ 54.8 billion and € 1,125 billion as of December 31, 2021, respectively).

In the first quarter of 2022, our leverage exposure increased by € 39 billion to € 1,164 billion, largely driven by the leverage exposure for the asset items not related to derivatives and SFTs which increased by € 36 billion. This reflects the development of our balance sheet (for additional information please refer to section “Movements in assets and liabilities” in this report): non-derivative trading assets increased by € 12 billion and loans grew by € 8 billion. Pending settlements increased by € 4 billion on a net basis - despite being € 23 billion higher on a gross basis from seasonally low year-end levels. The remaining asset items increased by € 18 billion, largely related to Held-to-collect debt securities. These increases were partly offset by cash and central bank/interbank balances which decreased by € 6 billion. Off-balance sheet leverage exposures increased by € 4 billion corresponding to higher notional amounts for irrevocable lending commitments. Furthermore, SFT-related items (securities purchased under resale agreements, securities borrowed and receivables from prime brokerage) decreased by € 5 billion, in line with the development on the balance sheet. In addition, the leverage exposure related to derivatives increased by € 5 billion.

The increase in leverage exposure in the first quarter of 2022 included a foreign exchange impact of € 11 billion, mainly due to the strengthening of the U.S. Dollar versus the Euro. The effects from foreign exchange rate movements are embedded in the movement of the leverage exposure items discussed in this section.

We exclude certain central bank exposures in the amount of € 83 billion as of March 31, 2022, based on Article 429a (1) (n) CRR and the ECB Decision 2021/1074. As we make use of this exemption, Article 429a (7) CRR specifies that the applicable minimum leverage ratio must be increased to 3.2%. Note that until the first quarter of 2021 a similar exemption applied based on Article 500b CRR. Not applying the temporary exclusion of certain central bank exposures our leverage exposure was € 1,247 billion as of March 31, 2022, corresponding to a leverage ratio of 4.3%.

Deutsche Bank	Risk information
Earnings Report as of March 31, 2022

Minimum Requirement of Own Funds and Eligible Liabilities (“MREL”) and Total Loss Absorbing Capacity (“TLAC”)

MREL and TLAC

in € m. (unless stated otherwise)	Mar 31, 2022	Dec 31, 2021
Regulatory capital elements of TLAC/MREL
Common Equity Tier 1 capital (CET 1)	46,687	46,506
Additional Tier 1 (AT1) capital instruments eligible under TLAC/MREL	6,518	8,868
Tier 2 (T2) capital instruments eligible under TLAC/MREL
Tier 2 (T2) capital instruments before TLAC/MREL adjustments	9,887	7,358
Tier 2 (T2) capital instruments adjustments for TLAC/MREL	1,406	1,208
Tier 2 (T2) capital instruments eligible under TLAC/MREL	11,293	8,566
Total regulatory capital elements of TLAC/MREL	64,499	63,941

Other elements of TLAC/MREL
Senior non-preferred plain vanilla	45,508	45,153
Holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	0	–
Total Loss Absorbing Capacity (TLAC)	110,007	109,094
Add back of holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	0	0
Available Own Funds and subordinated Eligible Liabilities (subordinated MREL)	110,007	109,094
Senior preferred plain vanilla	5,861	5,759
Senior preferred structured products	3,540	0
Available Minimum Own Funds and Eligible Liabilities (MREL)	119,408	114,853

Risk Weighted Assets (RWA)	364,431	351,629
Leverage Ratio Exposure (LRE)	1,163,662	1,124,670

TLAC ratio
TLAC ratio (as percentage of RWA)	30.19	31.03
TLAC requirement (as percentage of RWA)	22.52	20.53
TLAC ratio (as percentage of Leverage Exposure)	9.45	9.70
TLAC requirement (as percentage of Leverage Exposure)	6.75	6.00
TLAC surplus over RWA requirement	27,929	36,919
TLAC surplus over LRE requirement	31,459	41,614

MREL subordination
MREL subordination ratio¹	30.19	31.03
MREL subordination requirement¹	24.79	24.79
Surplus over MREL subordination requirement	19,656	21,909

MREL ratio
MREL ratio¹	32.77	32.66
MREL requirement¹	28.57	28.58
MREL surplus over requirement	15,282	14,372

1As percentage of RWA (requirement including the combined buffer requirement).

MREL ratio development

As of March 31, 2022, available MREL were € 119.4 billion, corresponding to a ratio of 32.77 % of RWA. This means that Deutsche Bank has a comfortable MREL surplus of € 15.3 billion above our MREL requirement of € 104.1 billion (i.e., 28.57 % of RWA including combined buffer requirement). € 110.0 billion of our available MREL were own funds and subordinated liabilities, corresponding to a MREL subordination ratio of 30.19 % of RWA, a buffer of € 19.7 billion over our subordination requirement of € 90.4 billion (i.e., 24.79 % of RWA including combined buffer requirements). Compared to December 31, 2021 the surpluses above both our TLAC and our subordinated MREL requirement have been reduced mainly through higher RWA. For MREL, the inclusion of certain MREL eligible structured notes more than offset this RWA increase and has led to an increased surplus.

TLAC ratio development

As of March 31, 2022, TLAC was € 110.0 billion and the corresponding TLAC ratios were 30.19 % of RWA and 9.45 % of LRE. This means that Deutsche Bank has a comfortable TLAC surplus of € 27.9 billion over its TLAC requirement of € 82.1 billion (22.52 % of RWA including combined buffer requirements).

Deutsche Bank	Risk information
Earnings Report as of March 31, 2022

Liquidity coverage ratio

The Group’s Liquidity Coverage Ratio (LCR) was 135 % as of March 31, 2022, or € 55 billion of excess over the regulatory minimum of 100%. This compares to 133%, or € 52 billion of excess liquidity at December 31, 2021. The marginal increase in surplus was primarily driven by net new capital market issuances and retail deposit inflows partially offset by loan growth and higher outflows from commitments.

Stressed net liquidity position

The Group's internal eight week stressed Net Liquidity Position (sNLP) remained stable at € 47.6 billion as of March 31, 2022 and December 31, 2021. This was primarily driven by business portfolio movements offset by modelled outflows.

Net Stable Funding Ratio

The Net Stable Funding Ratio (NSFR) requires banks to maintain a stable funding profile in relation to their on- and off-balance sheet activities. The ratio is defined as the amount of Available Stable Funding (the portion of capital and liabilities expected to be a stable source of funding), relative to the amount of Required Stable Funding (a function of the liquidity characteristics of various assets held). The NSFR as of March 2022 was 121 % or a surplus over requirements of € 106 billion.

Deutsche Bank	Risk information
Earnings Report as of March 31, 2022

IFRS 9 Impairment

Model overview

During the three months ended March 31, 2022, the Group continued to apply the same IFRS 9 Impairment approach as disclosed in Deutsche Bank’s Annual Report 2021. On an ongoing basis and as part of the Group’s overall control and governance framework, the Group assesses at each reporting period whether any overlays to its IFRS 9 model are required. This model monitoring framework considers whether there are risks not captured in the model, such as a sudden change in the macroeconomic environment, and identifies any model limitations or routine model enhancements that have not yet been fully reflected. Overall, the model monitoring framework ensures that the Group reports management’s best estimate of its expected credit losses at each reporting date.

Forward-looking information

The tables below contain the macroeconomic variables (MEV) included in the application of forward-looking information in our IFRS 9 model as of March 31, 2022 and as of December 31, 2021.

Macroeconomic variables applied

	as of March 2022¹ ²
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)
Commodity - Gold	1816.05	1694.16
Commodity - WTI	93.24	87.14
Credit - CDX Emerging Markets	257.19	297.56
Credit - CDX High Yield	359.87	411.91
Credit - CDX IG	62.94	68.74
Credit - High Yield Index	3.74	4.37
Credit - ITX Europe 125	68.59	78.34
Equity - MSCI Asia	1,549	1,583
Equity - Nikkei	27,775	29,344
Equity - S&P500	4,625	4,957
GDP - Developing Asia	4.67%	5.75%
GDP - Emerging Markets	4.21%	4.78%
GDP - Eurozone	3.90%	2.48%
GDP - Germany	2.63%	2.75%
GDP - Italy	3.36%	2.10%
GDP - USA	3.61%	2.36%
Real Estate Prices - US CRE Index	372.87	398.86
Unemployment - Eurozone	7.11%	6.87%
Unemployment - Germany	3.05%	2.86%
Unemployment - Italy	8.95%	8.72%
Unemployment - Japan	2.69%	2.54%
Unemployment - Spain	13.64%	13.08%
Unemployment - USA	3.55%	3.47%

1 MEV as of 22 March 2022; MEV outside the calibrated range and particularly WTI were adjusted either in the model or via a management overlay as discussed further below.

2 Year 1 equals first quarter of 2022 to fourth quarter of 2022, Year 2 equals first quarter of 2023 to fourth quarter of 2023

Deutsche Bank	Risk information
Earnings Report as of March 31, 2022

	as of December 2021¹ ²
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)
Commodity - Gold	1,764.58	1,696.51
Commodity - WTI	73.19	68.21
Credit - CDX Emerging Markets	231.80	268.64
Credit - CDX High Yield	353.42	399.62
Credit - CDX IG	59.53	63.98
Credit - High Yield Index	3.95	4.46
Credit - ITX Europe 125	61.37	69.93
Equity - MSCI Asia	1,543	1,514
Equity - Nikkei	29,673	30,764
Equity - S&P500	4,777	5,033
GDP - Developing Asia	3.78%	6.26%
GDP - Emerging Markets	3.72%	5.38%
GDP - Eurozone	4.67%	2.91%
GDP - Germany	3.35%	2.86%
GDP - Italy	5.17%	2.33%
GDP - USA	4.46%	2.79%
Real Estate Prices - US CRE Index	348.86	377.26
Unemployment - Eurozone	7.41%	7.07%
Unemployment - Germany	3.13%	2.83%
Unemployment - Italy	9.18%	8.92%
Unemployment - Japan	2.73%	2.53%
Unemployment - Spain	14.26%	13.66%
Unemployment - USA	4.05%	3.68%

1 MEV as of 31 December 2021; MEV outside the calibrated range were adjusted either in the model or via a management overlay as discussed further below.

2 Year 1 equals fourth quarter of 2021 to third quarter of 2022, Year 2 equals fourth quarter of 2022 to third quarter of 2023

Overlays applied to the IFRS 9 model output

Development of overlays from December 31, 2021 to March 31, 2022

in € m. (unless stated otherwise)		Overlays as of Dec 31, 2021	Change to existing overlays	New Overlays	Overlays as of Mar 31, 2022
Overlay description	Impact on
Construction Risk following increased prices for building materials	Mortgage portfolios in the Private Bank in Stage 1 and 2	15	(15)	0	0
Model calibration (MEV outside calibrated range of the FLI model)	Financial assets in Stage 1 and 2	56	(16)	0	40
Recalibrations required due to the new Definition of Default	Financial assets primarily in the Private Bank in Stage 3	(57)	(35)	0	(92)
Uncertainty related to Russia/Ukraine	All financial assets in Stage 1 and 2	0	0	44	44
Model calibration (WTI oil price Index disabled for one portfolio)	Financial assets in Stage 1 and 2 in the Investment Bank	0	0	42	42
Total		14	(66)	86	34

The Group applied the following overlays to its IFRS 9 model output as of December 31, 2021 until March 31, 2022.

Construction Risk following increased prices for building materials

The Group decided to release the € 15 million overlay, which addressed the risk of budget overruns and delays due to unavailable or significantly more expensive building materials and resulted in a decrease in the Group’s allowance for credit losses at the end of 2021. This overlay was recorded against approved, but not yet fully funded mortgage loans that related to constructing or remodeling properties in Germany. At the end of the first quarter 2022, most impacted borrowers were able to finish the construction of their homes in line with the amounts approved for funding and therefore the IFRS 9 model is now adequately reflecting the credit risk on the funded mortgages. For new mortgages, the construction risk is already included as part of the lending criteria and therefore no further overlay is required.

Model calibration (MEV outside the calibrated range)

The Group applies a management overlay to address the model uncertainty associated with extreme year-on-year MEV projections from the economic forecast, in particular GDPs, which are identified as being outside the calibrated range of the FLI model. Since the model was not calibrated based on such extreme MEV movements, it is management’s view that the model underestimates expected credit losses in such situations, still existing at the reporting date. The quantification of the overlay amount is supported by an ECL impact calculation where forecasts outside of the historical range are replaced by maximum MEV moves observed during the time window considered for model calibration purposes. As of December 31, 2021, the overlay was € 56 million and as the MEV’s moved closer to the calibrated range at the end of first quarter 2022, the overlay was reduced to € 40 million. The overall impact of the overlay resulted in an increase of the Group’s allowance for credit losses.

Deutsche Bank	Risk information
Earnings Report as of March 31, 2022

Recalibrations required due to the new Definition of Default

In the third quarter of 2021, the Group implemented the new Definition of Default which is the trigger for Stage 3 in the Group’s IFRS 9 framework. The implementation of the new Definition of Default mainly affected the Private Bank, where the Stage 3 population in the homogeneous portfolios increased. As an adjustment in the Definition of Default is not expected to materially change the total loss expectation related to this portfolio, management is of the view that this change resulted in an overstatement of Stage 3 provisions and did not reflect management’s loss expectations for the impacted portfolios as the Loss Given Default (LGD) parameter had not yet been updated in the model. The LGD settings are reviewed on an annual basis with independent validation performed by the Model Risk Management function, and the next recalibration is only expected to occur in 2022 once empirical data is available for a statistical recalibration, and consequently an overlay continues to be recorded to address the expected LGD recalibration effects. The estimate of the recalibration effect has been refined and was increased to € 92 million as of March 31, 2022. The € 92 million overlay results in a decrease in the Group’s allowance for credit losses but is an offset to the overstatement of Stage 3 provisions calculated due to the new Definition of Default.

Uncertainty related to Russia/Ukraine

The Group has introduced a management overlay which is specific to the overall uncertainty associated with the current economic outlook as a result of the war in Ukraine. In management’s view, the effects of the war in Ukraine on the global economy are not yet fully reflected in the MEV projections from the latest available consensus forecasts used to incorporate forward-looking information in the IFRS 9 model as of March 31, 2022. The overlay recorded for the first quarter 2022 to adjust the economic forecasts for this uncertainty amounted to € 44 million and increased the Group’s allowance for credit losses.

Model calibration (WTI oil price Index)

The Group further introduced a management overlay to address methodological considerations related to the incorporation of forward-looking information for oil prices in the ECL calculation. In the past, increases in oil prices were typically demand driven and reflective of a positive economic environment, which is why the IFRS 9 model was designed to release ECL provisions in this scenario. However, the increase in oil prices in first quarter 2022 was driven by expected supply risks and associated geopolitical developments, as a result of the war in Ukraine and a worsening economic environment. Although higher oil prices tend to always have a positive effect on industries such as oil and gas producers, higher oil prices driven by supply issues generally have a negative impact on many other industries and portfolios. Therefore, it is management’s view that an overlay is required to reflect the worsening economic conditions and reverse the release of provisions based on the increase in the WTI Oil price Index. The overlay recorded for the first quarter 2022 was € 42 million and increased the Group’s allowance for credit losses.

Considering the existing and newly recorded overlays, the IFRS 9 provision reflects management’s best estimate of its expected credit losses at the end of the first quarter 2022.

Model sensitivity

The sensitivity of our model with respect to potential changes in projections for key MEVs is shown in the tables below, which provides ECL impacts for Stages 1 and 2 from downward and upward shifts applied separately to each group of MEV as of March 31, 2022 and December 31, 2021, which have not materially changed since year end 2021. Each of these groups consists of MEVs from the same category:

  – GDP growth rates: includes USA, Eurozone, Germany, Italy, Developing Asia, Emerging Markets
  – Unemployment rates: includes USA, Eurozone, Germany, Italy, Japan, Spain
  – Equities: S&P500, Nikkei, MSCI Asia
  – Credit spreads: ITX Europe 125, High Yield Index, CDX IG, CDX High Yield, CDX Emerging Markets
  – Real Estate: Commercial Real Estate Price Index
  – Commodities: WTI oil price, Gold price

We note, the sensitivity analysis only includes the impact of the aggregated MEV group (i.e., potential correlation between different MEV groups or the impact of management overlays is not taken into consideration).

ECL for Stage 3 is not affected and not reflected in the following tables as its calculation is independent of the macroeconomic scenarios.

Deutsche Bank	Risk information
Earnings Report as of March 31, 2022

Model sensitivity

	Mar 31, 2022
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in €	Downward shift	ECL impact in €
GDP growth rates	1pp	(56.3)	(1)pp	62.5
Unemployment rates	(0.5)pp	(26.2)	0.5pp	29.2
Real estate prices	5%	(4.2)	(5) %	4.5
Equities	10%	(9.2)	(10) %	11.9
Credit spreads	(40) %	(22.7)	40%	26.2
Commodities¹	10%	(15.8)	(10) %	17.3

1) The sign of the shift applies to oil prices changes. Gold price changes have the opposite sign.

	December 31, 2021
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in €	Downward shift	ECL impact in €
GDP growth rates	1pp	(49.4)	(1)pp	55.5
Unemployment rates	(0.5)pp	(23.8)	0.5pp	25.4
Real estate prices	5%	(3.9)	(5) %	4.2
Equities	10%	(7.2)	(10) %	9.4
Credit spreads	(40) %	(20.9)	40%	23.5
Commodities¹	10%	(15.0)	(10) %	16.2

1) The sign of the shift applies to oil prices changes. Gold price changes have the opposite sign.

IFRS 9 Model results

The overall provision for credit losses reported by the Group was € 292 million in the first quarter of 2022 (€ 254 million in the fourth quarter of 2021), which is a significant increase from € 69 million recorded in the first quarter of 2021. Next to the aforementioned overlays, this increase was mainly driven by the war in Ukraine, and primarily affecting the Corporate Bank. The impact from the war in Ukraine in the first quarter 2022 was € 95 million in total, out of which € 40 million stage 1 and stage 2 provisions primarily attributed to migrations in our Russian loan book, € 43 million stage 3 related to a limited number of impairment events in Russia and Ukraine, and € 12 million additional Country Risk Allowance addressing the increased transfer risk for clients domiciled in the Russian Federation who are subject to exchange restrictions imposed by the Russian Government.

In regard to the Business Divisions, the Corporate Bank recorded an increase of provision for credit losses of € 148 million in in first quarter 2022 compared to a release of € 21 million in the first quarter 2021. The year-over-year increase was primarily driven by the impact from the war in Ukraine as stated above and a very benign development of provisions in the previous year’s period. The Investment Bank recorded an increase of provisions for credit losses of € 36 million compared to € 0 million in the previous year’s period. The year-over-year development was driven by an increase of stage 1 and stage 2 provisions versus releases in the first quarter 2021. The Private Bank recorded a provision for credit losses of € 101 million which was fairly in line with € 98 million recorded in the first quarter 2021.

Exposure to Russia

One of management’s key focus areas in the first quarter of 2022 was the identification and assessment of direct and indirect impacts from the war in Ukraine. Since 2014, the Group has significantly reduced its footprint in Russia due to the heightened risk of sanctions and potential countermeasures. The Bank has continued to reduce its risk positions through the first quarter of 2022 as a result of active exposure management, client repayments and roll-offs from guarantees.

As of March 31, 2022, the Group’s loan exposure to Russia amounted to € 1.3 billion on a gross basis (€ 1.4 billion as of December 31, 2021), which represents approximately 0.3 % of the total loan book (0.3 % as of December 31,2021). On a net basis, after risk mitigants such as Export Credit Agency (“ECA”) insurance and Private Risk Insurance (“PRI”), the loan exposure amounted to € 0.5 billion (€ 0.6 billion as of December 31, 2021). Additional undrawn commitments amounted to € 0.8 billion (€ 1.0 billion as of December 31, 2021) and are subject to ECA coverage and contractual drawdown protection. The majority of loan exposure relates to large Russian companies with material operations and cash-flow outside of Russia. Loans may be provided onshore by DB Moscow, or offshore by other Group entities outside of Russia. In addition, the wealth management business has offshore loans to counterparties with a Russian nexus, collateralized in line with the Group’s policies.

Deutsche Bank	Risk information
Earnings Report as of March 31, 2022

As of March 31, 2022, the Group had € 0.2 billion contingent exposure to Russia via written financial and trade guarantees (€ 0.5 billion as of December 31, 2021). Residual derivative exposures to Russia are small as all major positions have been unwound with the Group being a net payer on a mark-to-market basis.

The Group’s overall net exposure to Ukraine is less than € 0.1 billion as of March 31, 2022 and December 31, 2021.

The outcome of the current situation in Ukraine is highly uncertain but is likely to result in persistent inflation, ongoing supply chain issues and slowing GDP growth. The Group has assessed the impacts of the conflict on inputs to Deutsche Bank’s IFRS 9 model and identified two new overlays to be established to address the increased uncertainty. These overlays are described in more detail in the section “Overlays applied to IFRS 9 model output”.

In addition to the overlays, some of the aforementioned factors have resulted in immediate portfolio impacts in the first quarter of 2022, including negative rating migration on Russian names, resulting in higher Credit Risk Weighted assets, as well as moderate quarter-over-quarter increases in provisions for credit losses (mainly driven by migrations from Stage 1 to Stage 2) and higher impacts from Prudential Valuation. More broadly, in instances where there is a concern that counterparty credit quality has deteriorated or appears likely to deteriorate, the respective exposure has been placed on the “watchlist” and included in Stage 2. The objective of this early warning system is to address potential problems while adequate options for action are still available. As of March 31, 2022, beyond Russian names which have been added to the watchlist, the Group has not observed any material structural credit deterioration across other portfolios or industries.

The following table provides an overview of total Russian exposures, including overnight deposits with the Central Bank of Russia in the amount of € 0.9 billion as of March 31, 2022 (€ 0.5 billion as of December 31, 2021) and other receivables, which are subject to IFRS 9 impairment, and correspondent allowance for credit losses by Stages as of March 31, 2022 and December 31, 2021.

Breakdown of total exposure and allowance for credit losses by stages

	Mar 31, 2022			Dec 31, 2021
in € m.	Total Exposure	Allowance for Credit Losses[1]	Total collateral and guarantees	Total Exposure	Allowance for Credit Losses[1]	Total collateral and guarantees
Stage 1	613	0	243	3,198	1	648
Stage 2	2,469	40	643	332	2	263
Stage 3	187	32	36	3	0	2
Total	3,269	72	922	3,534	3	913

1 Allowance for credit losses do not include allowance for country risk amounting to € 12 million as of March 31, 2022 and € 0 million as of December 31, 2021

Total Exposure of € 3.3 billion consists of a.o., € 1.3 billion loan exposure to Russia, € 0.8 billion of undrawn commitments and € 0.9 billion of unsecured overnight deposits in Rubles with the Central Bank of Russia (the latter reflected in Stage 2 as of March 31, 2022); the residual unsecured exposure, excluding the unsecured overnight deposits in Rubles with the Central Bank of Russia, is mainly driven by undrawn commitments which are subject to ECA coverage and contractual drawdown protection.

Market Risk

The Group has managed its market risk to Russia by performing regular risk assessments of its risk profile. To mitigate a broader contagion risk, action was taken to reduce direct exposure prior to and immediately after events unfolded. This was achieved by entering into additional hedges and selective de-risking. The Group continues to closely monitor the situation by performing further contagion stress testing on different scenarios, with a key focus on potential reactions from the Central Bank of Russia. As of March 31, 2022, and December 31, 2021, we have overall low levels of direct market risk exposure to Russia while maintaining a short bias.

Russian operations

The Group has an operating subsidiary in Russia, OOO "Deutsche Bank" (DB Moscow), which provides corporate banking services to local subsidiaries of international companies. As of March 31, 2022, the Group’s total capital position in Russia was € 0.2 billion (€ 0.2 billion as of December 31, 2021), with the foreign currency risk being actively managed and fully hedged since January 2022 (circa 80 % as of December 31, 2021). Total assets of DB Moscow amounted to € 1.5 billion (€ 1.5 billion as of December 31, 2021), of which approximately € 0.9 billion (Russian Ruble equivalent, € 0.5 billion as of December 31, 2021) was deposited with the Central Bank in Russia. DB Moscow does not require cross-border funding and local operations are fully self-funded.

The Group also operates a technology service center in Russia, OOO Deutsche Bank TechCentre (DBTC), which is one of several technology centers around the world. DBTC is focused on delivering “change-the-bank” activities for the Investment Bank and Corporate Bank and we have taken actions to mitigate our exposure to this tech center including via reassigning activities to other locations.

Deutsche Bank	Risk information
Earnings Report as of March 31, 2022

Compliance and Anti Financial Crime risks

We prepared for a potential war in Ukraine and consequent changes to the sanctions landscape well in advance. After the implementation of the sanctions, the Bank reacted with several actions including but not limited to immediate update of the Bank’s relevant lists for Name List Screening and Transaction Filtering, the formulation and dissemination of guidance to the businesses, engagement with governmental bodies on interpretive issues and the seeking of special licenses to allow for orderly wind-downs of open positions. Also going forward, the AFC function in general, and specifically, its Sanctions & Embargoes department plays a crucial role in the current situation given the rapidly changing regulatory environment and where needed to provide up-to-date guidance to the businesses.

Measures in context of COVID-19 pandemic

Legislative and non-legislative moratoria and public guarantee schemes in light of COVID-19 pandemic

In 2020, the European Banking Association (EBA) issued a “Statement on the application of the prudential framework regarding Default, Forbearance and IFRS 9 in light of COVID-19 measures”, along with guidance on legislative and non-legislative moratoria. For additional details on the Statement and guidelines issued by EBA, see Deutsche Bank’s “IFRS 9 – Application of EBA guidance regarding Default, Forbearance and legislative and non-legislative moratoria and public guarantee schemes in light of COVID-19 Pandemic” in Deutsche Bank’s Annual Report 2021.

The following table provides an overview of expired loans and advances subject to EBA-compliant moratoria, loans and advances subject to COVID-19 related forbearance measures and newly originated loans and advances subject to a public guarantee scheme in the context of the COVID-19 pandemic as of March 31, 2022 and December 31, 2021.

Breakdown of COVID-19 related measures by stages

	Mar 31, 2022
	Legislative and non-legislative Moratoria		COVID-19 related forbearance measures		Public guarantee schemes
in € m.	Gross Carrying Amount	Expected Credit Losses	Gross Carrying Amount	Expected Credit Losses	Gross Carrying Amount	Expected Credit Losses
Stage 1	5,044	(9)	3,212	(5)	3,122	(2)
Stage 2	1,281	(29)	2,454	(28)	817	(9)
Stage 3	681	(161)	662	(101)	142	(20)
Total	7,005	(199)	6,328	(135)	4,080	(31)

	Dec 31, 2021
	Legislative and non-legislative Moratoria		COVID-19 related forbearance measures		Public guarantee schemes
in € m.	Gross Carrying Amount	Expected Credit Losses	Gross Carrying Amount	Expected Credit Losses	Gross Carrying Amount	Expected Credit Losses
Stage 1	5,381	(10)	3,330	(6)	3,079	(2)
Stage 2	1,288	(30)	2,602	(31)	770	(9)
Stage 3	698	(162)	965	(122)	103	(14)
Total	7,368	(202)	6,897	(158)	3,952	(25)

COVID-19 related forbearance measures: As of March 31, 2022, the remaining balance of COVID-19 related forbearance measures was € 6.3 billion and over 86 % of clients continue to perform on their obligations. Although most clients continue to make regular payments, all forborne loans and advances are required to be classified as forborne until a 24-months’ probation period has been reached.

EBA-compliant moratoria: As of March 31, 2022, only € 19 million of balances under moratoria are still active and more than 95 % of these clients who took advantage of moratoria continue to make regular payments.

Newly originated loans and advances subject to a public guarantee scheme: The Group has € 4.4 billion of loans outstanding under the public guarantee scheme as of March 31, 2022, with a maturity between two and five years. Approximately € 2.1 billion of loans were granted in Germany via programs sponsored by KfW, of which, € 0.3 billion were derecognized as the terms of the loan and guarantee met the criteria for derecognition under IFRS 9, and € 1.8 billion were originated in Spain and € 0.5 billion in Luxembourg. € 2.3 billion were granted in Corporate Bank and € 1.7 billion in Private Bank sector. As of March 31, 2022, 96.4 % of the loans that were granted public guarantees continue to make regular repayments.

Deutsche Bank	Risk information
Earnings Report as of March 31, 2022

Focus industries in light of COVID-19 pandemic

Focus Industries impacted by COVID-19 pandemic and the Group’s exposure to these have not materially changed compared to the information disclosed in Deutsche Bank’s Annual Report 2021.

Asset quality

This section describes the quality of debt instruments subject to impairment, which under IFRS 9 consist of debt instruments measured at amortized cost (AC), financial instruments at fair value through other comprehensive income (FVOCI) as well as off balance sheet lending commitments such as loan commitments and financial guarantees (hereafter collectively referred to as ‘Financial Assets’).

The following table provides an overview of the exposure amount and allowance for credit losses by class of financial instrument broken down into stages as per IFRS 9 requirements.

Overview of financial instruments subject to impairment

	Mar 31, 2022					Dec 31, 2021
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Amortized cost¹
Gross carrying amount	703,474	46,587	11,228	1,262	762,551	711,021[4]	40,653	11,326	1,297	764,298[4]
of which: Loans	429,816	41,889	10,630	1,247	483,583	426,092[4]	38,809	10,653	1,272	476,827[4]
Allowance for credit losses²	501	623	3,755	186	5,064	440	532	3,740	182	4,895
of which: Loans	460	620	3,628	180	4,888	421	530	3,627	177	4,754

Fair value through OCI
Fair value	29,878	1,550	47	0	31,475	28,609	326	44	0	28,979
Allowance for credit losses	16	18	20	0	53	15	10	16	0	41

Off-balance sheet
Notional amount	274,257	18,852	2,343	13	295,465	268,857	14,498	2,582	11	285,948
Allowance for credit losses³	132	110	185	0	427	108	111	225	0	443

1Financial assets at amortized cost consist of: Loans at amortized cost, Cash and central bank balances, Interbank balances (w/o central banks), Central bank funds sold and securities purchased under resale agreements, Securities borrowed and certain subcategories of Other assets.

2Allowance for credit losses do not include allowance for country risk amounting to € 12 million as of March 31, 2022 and € 4 million as of December 31, 2021.

3Allowance for credit losses do not include allowance for country risk amounting to € 15 million as of March 31, 2022 and € 6 million as of December 31, 2021.

4Restated compared to prior disclosures.

Deutsche Bank	Additional information
Earnings Report as of March 31, 2022

Additional information

Management and Supervisory Board

Management Board

On March 25, 2022, the Supervisory Board of Deutsche Bank AG appointed James von Moltke as President, in addition to his position as Chief Financial Officer. James von Moltke and Karl von Rohr, who has been President since 2018, are both deputies to our Chief Executive Officer, Christian Sewing.

Supervisory Board

Manja Eifert was appointed on April 7, 2022 by the court as employee representative to the Supervisory Board of Deutsche Bank AG. She succeeds Henriette Mark, who resigned from her position as of March 31, 2022.

The Supervisory Board recommends that the bank’s shareholders elect Yngve Slyngstad to the Supervisory Board at the Annual General Meeting on May 19, 2022. If elected, Mr. Slyngstad would succeed Gerhard Eschelbeck, who will not stand for re-election after his five-year term.

Capital expenditures and divestitures

During the first three months of 2022, the Group did not make any significant capital expenditures or divestitures.

Events after the reporting period

After the reporting date no material events occurred which had a significant impact on our results of operations, financial position and net assets.

Deutsche Bank	Additional information
Earnings Report as of March 31, 2022

Basis of preparation/impact of changes in accounting principles

This Earnings Report of Deutsche Bank Aktiengesellschaft, Frankfurt am Main and its subsidiaries (collectively the “Group”, “Deutsche Bank” or “DB”) for the three-month period ended March 31, 2022 is stated in euros, the presentation currency of the Group. It has been prepared based on the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Group’s Earnings Report is unaudited and includes the consolidated balance sheet as of March 31, 2022, the related consolidated statements of income and comprehensive income for the three-month period ended March 31, 2022 as well as other information.

For purposes of the Group’s primary financial reporting outside the United States, the Group prepares its Earnings Report in accordance with IFRS as endorsed by the EU. For purposes of the Group’s Earnings Report prepared in accordance with IFRS as endorsed by the EU, the Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve out version of IAS 39. The purpose of applying the EU carve out version of IAS 39 is to align the Group’s hedge accounting approach with its risk management practice and the accounting practice of its major European peers. Under the EU carve out version of IAS 39, fair value macro hedge accounting may be applied to core deposits and hedge ineffectiveness is only recognized when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket. If the revised amount of cash flows in scheduled time buckets is more than the original designated amount then there is no hedge ineffectiveness. Under IFRS as issued by the IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits. In addition, under IFRS as issued by the IASB hedge ineffectiveness arises for all fair value macro hedge accounting relationships whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.

For the three-month period ended March 31, 2022, the application of the EU carve out version of IAS 39 had a positive impact of € 139 million on profit before tax and of € 106 million on profit after tax. For the three-period ended March 31, 2021 the application of the EU carve out had a negative impact of € 316 million on profit before taxes and of € 207 million on profit post taxes. The Group’s regulatory capital and ratios thereof are also reported on the basis of the EU carve out version of IAS 39. The impact on profit also impacts the calculation of the CET1 capital ratio. For the three-month period ended March 31, 2022, application of the EU carve out had a positive impact on the CET1 capital ratio of about 3 basis points and a negative impact of about 6 basis point for the three-month period ended March 31, 2021

The Group’s Earnings Report should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for the year ended December 31, 2021, for which the same accounting policies, critical accounting estimates and changes in accounting estimates have been applied with the exception of the newly adopted accounting pronouncements outlined in section “Recently adopted accounting pronouncements”.

The preparation of financial information under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates, especially in relation to the COVID-19 pandemic and potential impacts from the war in Ukraine, and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

The Group has considered the war in Ukraine and its impact on the financial statements. Further details on the related risks, exposures and the impact on financial instrument impairment (including the use of overlays) can be found in the sections, “Macroeconomic and market conditions”, “Political Risks”, “Exposure to Russia” and “IFRS 9 impairment”.

Recently adopted accounting pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been newly applied in the first three months of 2022.

IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”

On January 1, 2022, the Group adopted amendments to IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” which clarified what costs an entity considers in assessing whether a contract is onerous. The amendments specified that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendments did not have a material impact on the Group’s consolidated financial statements.

Deutsche Bank	Additional information
Earnings Report as of March 31, 2022

Improvements to IFRS 2018-2020 Cycles

On January 1, 2022, the Group adopted amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement project for the 2018-2020 cycles. This comprised amendments that resulted in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to IFRS 1 “First-time Adoption of International Financial Reporting Standards”, IFRS 9 “Financial Instruments”, IFRS 16 “Leases” and IAS 41 “Agriculture”. The amendments to IFRS 9 clarified which fees an entity includes when assessing whether to derecognize a financial liability. The amendments did not have a material impact on the Group’s consolidated financial statements.

New accounting pronouncements

The following accounting pronouncements were not effective as of March 31, 2022 and therefore have not been applied in the first three months of 2022.

IFRS 17 “Insurance Contracts”

In May 2017, the IASB issued IFRS 17, “Insurance Contracts”, which establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. IFRS 17 replaces IFRS 4 which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner, benefiting both investors and insurance companies. Insurance obligations will be accounted for using current values – instead of historical cost. The information will be updated regularly, providing more useful information to users of financial statements. IFRS 17 is effective for annual periods beginning on or after January 1, 2023. Based on the Group’s current business activities it is expected that IFRS 17 will not have a material impact on the Group’s consolidated financial statements.

In June 2020, the IASB issued amendments to IFRS 17 “Insurance Contracts” that address concerns and implementation challenges that were identified after IFRS 17 was published in 2017. The amendments are effective for annual periods beginning on or after January 1, 2023 with early adoption permitted.

In December 2021, the IASB issued amendments to IFRS 17 “Insurance Contracts” that is a narrow-scope amendment to the transition requirements of IFRS 17 for entities that first apply IFRS 17 and IFRS 9 at the same time. The amendments (if elected) will be applicable when IFRS 17 is first applied. These amendments have yet to be endorsed by the EU.

IAS 12 “Income Taxes”

In May 2021, the IASB issued amendments to IAS 12 “Income Taxes”. They change the deferred tax treatment related to assets and liabilities in a single transaction such that they introduce an exemption from the initial recognition exemption provided in IAS 12.15(b) and IAS 12.24. Accordingly, the initial recognition exemption does not apply to transactions in which both deductible and taxable temporary differences arise on initial recognition that result in the recognition of equal deferred tax assets and liabilities. The amendments will be effective for annual periods beginning on or after January 1, 2023 with early adoption permitted. The amendment will not have a material impact on the Group’s consolidated financial statements. These amendments have yet to be endorsed by the EU.

IAS 1 “Presentation of Financial Statements”

In January 2020 and July 2020, the IASB issued amendments to IAS 1 “Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current”. They clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period. The amendments also clarify that the classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments will be effective for annual periods beginning on or after January 1, 2023 with early adoption permitted. The amendment will not have a material impact on the Group’s consolidated financial statements. These amendments have yet to be endorsed by the EU.

Deutsche Bank	Additional information
Earnings Report as of March 31, 2022

Business segments

There were no structural changes in the composition of the business segments of the bank in the first quarter of 2022. The prior year segmental information is presented in the current structure.

Strategic Liquidity Reserve Profit and Loss allocation

Commencing from the first quarter of 2022, the methodology for divisional intra-year allocations of profit or loss earned on the Strategic Liquidity Reserves has been refined. As part of the introduction of the new methodology, the intra-year profit and loss volatility is held centrally in Corporate and Other in order to better reflect the underlying performance of the business divisions. The implementation of the new methodology does not impact the overall group revenues or the annual business allocations. Prior period numbers have not been restated. If the new methodology had been in place during the first quarter of 2021, revenues of the Corporate Bank, Investment Bank, Private Bank and Capital Release Unit would have been lower by € 36 million, € 25 million, € 17 million, and € 4 million respectively, with a corresponding offset in Corporate and Other, which would have been higher by € 82 million.

Impact of COVID-19

In this section we provide information on COVID-19 related topics.

Moratoria, government assistance and grants

The following summarizes the impact on the Group of its participation in Moratoria, Government Assistance Programs and grants as well as ECB Targeted Longer-term Refinancing Operations related to COVID-19.

Government and private sector debt moratoria

The Group previously participated in both legislative and non-legislative moratoria schemes, primarily in relation to its retail and commercial loan portfolios, but these schemes have expired by the end of 2021. Upon granting the moratoria, the carrying value of the loan was amended by scheduling out the new expected cash flows and discounting at the original effective interest rate. The difference in the carrying value was taken as a loss to Interest income in Profit and loss. The amount was not material to the Group.

Government assistance via guarantees and sponsored lending for COVID-19 impacted borrowers

After the outbreak of the COVID-19 pandemic, a number of states issued programs offering guarantee schemes for borrowers impacted by COVID-19. As of March 31, 2022, the Group has provided approximately € 4.4 billion of loans of which € 0.3 billion qualify for derecognition as these loans meet the pass-through criteria for financial instruments under IFRS 9. These newly originated loans and advances subject to a public guarantee scheme are mainly guaranteed by KfW, a government-owned promotional bank and also via similar loan guarantees offered by the Luxembourg Public Investment Bank and by the Ministry of Economic Affairs and Digital Transformation (MINECO) of Spain.

Impact of ECB Targeted Longer-term Refinancing Operations (TLTRO III)

The ECB’s Targeted Longer-term Refinancing Operations III (TLTRO III)-refinancing program supports the provision of credit to households and firms in the face of the current economic disruption and heightened uncertainty caused by the COVID-19 pandemic.

The base interest rate under the TLTRO III-refinancing program is the average of the main refinancing operations rate with the exception of the period from June 24, 2020 to June 23, 2022, when a discount of 50 basis points applies (“base rate discount”). The applicable interest rate under the TLTRO III-refinancing program can further reduce by “new lending discounts” that apply if certain net lending thresholds are met. Accordingly, banks whose eligible net lending exceeds 0 % between March 1, 2020 and March 31, 2021 pay a rate 0.5 % lower than the average deposit facility rate for borrowings between June 24, 2020 and June 23, 2021. The interest rate outside of the period from June 24, 2020 to June 23, 2021 will be the average interest rate on the deposit facility (currently (0.5) %) with exception of the period from June 24, 2021 to June 23, 2022 when banks pay a rate 0.5 % lower than the average deposit facility rate for borrowings provided their eligible net lending exceeds 0 % between October 1, 2020 and December 31, 2021.

Deutsche Bank	Additional information
Earnings Report as of March 31, 2022

As of March 31, 2022, the Group has borrowed € 44.7 billion (March 31, 2021: € 40.8 billion) under the TLTRO III-refinancing program. The Group accounts for the base rate discount and the new lending discounts as a government grant under IAS 20. The income from the government grant is included in other interest income. The Group recognizes the benefit from the TLTRO III refinancing program in the period in which the grant is intended to compensate the Group for the related borrowing costs if it has established reasonable assurance that it will meet the relevant lending thresholds. As of March 31, 2022, the Group met the requirements for recognition of the base rate discount and the new lending discounts for the period June 24, 2021 to June 23, 2022. As a result, for the quarter ended March 31, 2022 the Group applied an all-in rate of (1) % which resulted in interest income recognition of € 114 million (March 31, 2021: € 179 million). IFRS Interpretations Committee deliberations on the accounting for the TLTRO III-refinancing program were held since June 2021. A final agenda decision on the IFRIC’s deliberation was approved by the IASB in March 2022. The Group is currently assessing the impact from the final agenda decision but does not expect a material impact.

Goodwill and other intangible assets

Goodwill, indefinite and definite life intangible assets are tested for impairment annually in the fourth quarter or more frequently if there are indications that the carrying value may be impaired. Goodwill is tested for impairment purposes on cash-generating unit (CGU) level. Definite life intangible assets are generally tested on CGU level as they do not generate cash inflows that are largely independent of those from other assets. Indefinite life intangible assets are tested at the individual asset level.

As of March 31, 2022, an assessment was performed to evaluate if there is an indication that impairment existed at that date. This assessment did not result in any indication of impairment of the Group’s goodwill or the indefinite life intangible asset related to retail investment management agreements (shown under unamortized intangible assets) allocated to the Asset Management CGU.

As part of the assessment, the assumptions and their sensitivities of the annual goodwill impairment test were reviewed and did not indicate an impairment. In addition, the assessment included review of the main input parameters for the retail investment management agreement intangible valuation and did not indicate an impairment either.

Impact of Deutsche Bank’s transformation

The Group achieved 97 % of its transformation-related effects as of December 31, 2021 and 98 % of its planned effects as of March 31, 2022. Transformation charges amounted to € 38 million in the first quarter of 2022 and € 116 million in the first quarter of 2021.

Deutsche Bank	Additional information
Earnings Report as of March 31, 2022

Total net revenues

	Three months ended
in € m.	Mar 31, 2022	Mar 31, 2021
Interest and similar income	4,478	4,275
Interest expense	1,625	1,479
Net interest income	2,853	2,796
Commissions and fee income	2,756	2,739
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	1,305	1,601
Net gains (losses) on derecognition of financial assets measured at amortized cost	(1)	(1)
Net gains (losses) on financial assets at fair value through other comprehensive income	5	107
Net income (loss) from equity method investments	29	25
Other income (loss)	242	281
Total noninterest income	4,335	4,753
Total net revenues	7,188	7,549

Earnings per common share

	Three months ended
	Mar 31, 2022	Mar 31, 2021
Earnings per common share:
Basic	€ 0.52	€ 0.58
Diluted	€ 0.50	€ 0.56
Number of shares in million:
Denominator for basic earnings per share – weighted-average shares outstanding	2,092.4	2,096.2
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	2,142.6	2,139.7

Deutsche Bank	Additional information
Earnings Report as of March 31, 2022

Consolidated statement of comprehensive income

	Three months ended
in € m.	Mar 31, 2022	Mar 31, 2021
Profit (loss) recognized in the income statement	1,121	1,244
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	149	212
Net fair value gains (losses) attributable to credit risk related to financial liabilities designated as at fair value through profit or loss, before tax	(2)	5
Total of income tax related to items that will not be reclassified to profit or loss	(83)	(100)
Items that are or may be reclassified to profit or loss
Financial assets at fair value through other comprehensive income
Unrealized net gains (losses) arising during the period, before tax	(417)	(251)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(5)	(107)
Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	(237)	27
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(12)	(7)
Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	0	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0
Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	383	670
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	(2)
Equity Method Investments
Net gains (losses) arising during the period	2	0
Total of income tax related to items that are or may be reclassified to profit or loss	204	125
Other comprehensive income (loss), net of tax	(18)	570
Total comprehensive income (loss), net of tax	1,102	1,814
Attributable to:
Noncontrolling interests	59	69
Deutsche Bank shareholders and additional equity components	1,043	1,746

Deutsche Bank	Additional information
Earnings Report as of March 31, 2022

Provisions

As of March 31, 2022, the Group recognized € 3.2 billion (December 31, 2021: € 2.6 billion) in provisions on its balance sheet. These relate to operational risk, civil litigation, regulatory enforcement, restructuring, allowances for credit related off-balance sheet positions and other matters, including bank levies. The increase compared to December 31, 2021 is mainly due to the recognition of provisions for bank levies of € 730 million, compared to € 571 million in the first quarter 2021. The consolidated financial statements contained in our Annual Report 2021 describe our provisions as of December 31, 2021, in Note 19 “Allowance for credit losses”, and Note 27 “Provisions”.

Civil litigation and regulatory enforcement matters

As of March 31, 2022, the Group recognized provisions relating to civil litigation of € 0.6 billion (December 31, 2021: € 0.6 billion) and provisions relating to regulatory enforcement matters of € 0.5 billion (December 31, 2021: € 0.5 billion). For some matters for which the Group believes an outflow of funds is probable, no provisions were recognized, as the Group could not reliably estimate the amount of the potential outflow.

For the matters for which a reliable estimate can be made, the Group currently estimates that, as of March 31, 2022, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 1.7 billion for civil litigation matters (December 31, 2021: € 1.7 billion) and € 0.1 billion for regulatory enforcement matters (December 31, 2021: € 0.1 billion). These figures include matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party. For other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is more than remote but less than probable, but the amount is not reliably estimable, and accordingly such matters are not included in the contingent liability estimates. For still other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is remote and therefore has neither recognized a provision nor included them in the contingent liability estimates.

Note 27 “Provisions” to the consolidated financial statements contained in our Annual Report 2021 sets forth, in the section thereof captioned “Current Individual Proceedings”, descriptions as of the date of such consolidated financial statements of civil litigation and regulatory enforcement matters or groups of matters for which the Group has taken material provisions, or for which there are material contingent liabilities that are more than remote, or for which there is the possibility of material business or reputational risk; similar matters are grouped together and some matters consist of a number of proceedings or claims. The disclosed matters include matters for which the possibility of a loss is more than remote but for which the Group cannot reliably estimate the possible loss.

Non-current assets and disposal groups held for sale

Within the balance sheet, non-current assets and disposal groups held for sale are reported in Other assets and Other liabilities. This note provides further explanation on the nature and the financial impact of the non-current assets and disposal groups held for sale as of March 31, 2022.

Non-current assets and disposal groups held for sale at the reporting date

Total assets held for sale amounted to € 951 million as of March 31, 2022 (December 31, 2021: € 398 million) and the disposal groups included liabilities of € 794 million as of March 31, 2022 (December 31, 2021: € 252 million). As of March 31, 2022, there were no unrealized net gains or losses (December 31, 2021: € 0 million) relating to non-current assets and disposal groups classified as held for sale recognized directly in accumulated other comprehensive income (loss).

As of March 31, 2022, the assets and liabilities held for sale mainly included the disposal group formed back in the third quarter 2021 to transfer DWS’ digital investment platform into a joint venture with BlackFin, maintaining a stake of 30%. Closing of the transaction is still expected for the second half of 2022.

In August 2021, Deutsche Bank SpA signed an agreement to sell its financial advisors network in Italy (Deutsche Bank Financial Advisors) to Zurich Italy. The transaction is subject to outstanding substantive regulatory approvals and therefore was not considered a disposal group held for sale on March 31, 2022. Closing is expected for the second half of 2022.

Deutsche Bank	Additional information
Earnings Report as of March 31, 2022

Non-GAAP financial measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Return on equity ratios

The Group reports a post-tax return on average shareholders’ equity and a post-tax return on average tangible shareholders’ equity, each of which is a non-GAAP financial measure.

The post-tax returns on average shareholders’ equity and average tangible shareholders' equity are calculated as profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon as a percentage of average shareholders’ equity and average tangible shareholders' equity, respectively.

Profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon for the segments is a non-GAAP financial measure and is defined as profit (loss) excluding post-tax profit (loss) attributable to noncontrolling interests and after AT1 coupon, which are allocated to segments based on their allocated average tangible shareholders’ equity. For the Group, it reflects the reported effective tax rate which was 26 % for the first quarter of 2022 and 35 % for the prior year’s comparative period. For the segments, the applied tax rate was 28 % for 2022 and all quarters in 2021.

At the Group level, tangible shareholders' equity is shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders’ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders’ equity as allocated to the segments. Shareholders’ equity and tangible shareholders’ equity are presented on an average basis.

The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors easier, and refers to this measure in the return on equity ratios presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS, and the Group’s ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations.

The reconciliation of the aforementioned ratios is set forth in the table below:

	Three months ended Mar 31,2022
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Profit (loss) before tax	291	1,509	419	206	(339)	(567)	1,519
Profit (loss)	210	1,086	302	148	(244)	(381)	1,121
Profit (loss) attributable to noncontrolling interests	0	0	0	0	0	40	40
Profit (loss) attributable to DB shareholders and additional equity components	210	1,086	302	148	(244)	(421)	1,080
Profit (loss) attributable to additional equity components	24	59	29	5	9	0	126
Profit (loss) attributable to Deutsche Bank shareholders	185	1,027	273	143	(253)	(421)	954
Average allocated shareholders’ equity	10,985	25,599	13,247	5,188	3,487	(8)	58,499
Deduct: Average allocated goodwill and other intangible assets[1]	757	1,094	1,250	2,939	72	0	6,111
Average allocated tangible shareholders’ equity	10,228	24,505	11,997	2,250	3,415	(8)	52,387
Post-tax return on average shareholders’ equity	6.7%	16.1%	8.2%	11.0%	(29.0%)	N/M	6.5%
Post-tax return on average tangible shareholders’ equity	7.2%	16.8%	9.1%	25.4%	(29.6%)	N/M	7.3%

N/M – Not meaningful

1Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018.

Deutsche Bank	Additional information
Earnings Report as of March 31, 2022

	Three months ended Mar 31,2021
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Profit (loss) before tax	233	1,489	271	184	(410)	138	1,905
Profit (loss)	168	1,072	195	132	(295)	(28)	1,244
Profit (loss) attributable to noncontrolling interests	0	0	0	0	0	36	36
Profit (loss) attributable to DB shareholders and additional equity components	168	1,072	195	132	(295)	(64)	1,208
Profit (loss) attributable to additional equity components	18	42	21	3	9	0	94
Profit (loss) attributable to Deutsche Bank shareholders	150	1,030	174	129	(304)	(64)	1,115
Average allocated shareholders’ equity	10,083	23,282	12,526	4,593	4,837	80	55,400
Deduct: Average allocated goodwill and other intangible assets1	693	1,084	1,266	2,869	109	0	6,021
Average allocated tangible shareholders’ equity	9,390	22,198	11,259	1,724	4,728	80	49,379
Post-tax return on average shareholders’ equity	6.0%	17.7%	5.6%	11.2%	(25.1%)	N/M	8.0%
Post-tax return on average tangible shareholders’ equity	6.4%	18.6%	6.2%	29.9%	(25.7%)	N/M	9.0%

N/M – Not meaningful

Prior year segmental information presented in the current structure.

1Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018.

Adjusted post-tax return (Group)

in € m. (unless stated otherwise)	Three months ended Mar 31, 2022	Three months ended Mar 31, 2021
Profit (loss) attributable to Deutsche Bank shareholders	954	1,115
Specific revenue items	2	(11)
Transformation charges	38	116
Impairment of goodwill / other intangibles	0	0
Restructuring & severance	(33)	58
Tax adjustments	(2)	(47)
of which: Tax effect of above adjustment items[1]	(2)	(46)
of which: Adjustments for share based payment related effects	0	(1)
of which: Adjustments for DTA valuation adjustments	0	0
Adjusted profit (loss) attributable to Deutsche Bank shareholders	960	1,231
Average allocated tangible shareholders' equity	52,387	49,379
Adjusted post-tax return on average tangible shareholders’ equity	7.3%	10.0%

1Pre-tax adjustments taxed at a rate of 28%.

Profit (loss) before tax based on pro rata bank levies

Profit (loss) before tax based on pro rata bank levies is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is Profit (loss) before tax. Profit (loss) before tax based on pro rata bank levies is calculated based on the assumption of an equal distribution of the (expected) annual bank levies across the four quarters of the financial year. The Group believes that a presentation of Profit (loss) before tax based on pro rata bank levies provides a more meaningful depiction of its financial performance in the quarters given the majority of the bank levies are charged in the first quarter of the year.

Noninterest expenses in the first quarter 2022 included charges for bank levies of € 730 million. For the full year 2022, charges for bank levies of € 743 million are expected, compared to € 553 million recorded for the full year 2021.

in € m. (unless stated otherwise)	Three months ended Mar 31, 2022	Three months ended Mar 31, 2021
Profit (loss) before tax	1,519	1,905
Adjustment for bank levies	544	433
Profit (loss) before tax based on pro rata bank levies	2,063	2,338

Deutsche Bank	Additional information
Earnings Report as of March 31, 2022

Post-tax return on average tangible shareholders’ equity based on pro rata bank levies

Post-tax return on average tangible shareholders’ equity based on pro rata bank levies is an adjustment to the aforementioned post-tax return on average tangible shareholders’ equity, which is a non-GAAP financial measure.

Post-tax return on average tangible shareholders’ equity based on pro rata bank levies is calculated based on the assumption of an equal distribution of the (expected) annual bank levies across the four quarters of the financial year. The Group believes that a presentation of Post-tax return on average tangible shareholders’ equity based on pro rata bank levies provides a more meaningful depiction of its financial performance in the quarters given the majority of the bank levies are charged in the first quarter of the year.

in € m. (unless stated otherwise)	Three months ended Mar 31, 2022	Three months ended Mar 31, 2021
Profit (loss) attributable to DB shareholders	954	1,115
Adjustment for bank levies	544	433
Income tax effect from the adjustment for bank levies[1]	(142)	(150)
Profit (loss) attributable to DB shareholders based on pro rata bank levies	1,357	1,397
Average allocated shareholders’ equity	58,499	55,400
Average tangible shareholders' equity	52,387	49,379
Post-tax return on average shareholders' equity based on pro rata bank levies	9.3%	10.1%
Post-tax return on average tangible shareholders' equity based on pro rata bank levies	10.4%	11.3%

1Adjusted at a tax rate for the Group of 26 % for the first quarter of 2022 and of 35 % for the first quarter of 2021.

Cost/income ratio based on pro rata bank levies

Cost/income ratio based on pro rata bank levies is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is the ratio of total noninterest expenses divided by total net revenues, which we refer to as our Cost/income ratio. Cost/income ratio based on pro rata bank levies is calculated based on the assumption of an equal distribution of the (expected) annual bank levies across the four quarters of the financial year. The Group believes that a presentation of Cost/income ratio based on pro rata bank levies provides a more meaningful depiction of its financial performance in the quarters given the majority of the bank levies are charged in the first quarter of the year.

in € m. (unless stated otherwise)	Three months ended Mar 31, 2022	Three months ended Mar 31, 2021
Net revenues	7,188	7,549
Noninterest expenses	5,377	5,574
Cost / Income ratio	74.8%	73.8%
Adjustment for bank levies	544	433
Noninterest expenses based on pro rata bank levies	4,833	5,142
Cost / Income ratio based on pro rata bank levies	67.2%	68.1%

Deutsche Bank	Additional information
Earnings Report as of March 31, 2022

Core Bank

The Core Bank represents the Group excluding the Capital Release Unit (CRU).

in € m. (unless stated otherwise)	Three months ended Mar 31, 2022	Three months ended Mar 31, 2021
Profit (loss) before tax - Group	1,519	1,905
Profit (loss) before tax - CRU	(339)	(410)
Profit (loss) before tax - Core Bank	1,858	2,315

The following table presents the results of the Core Bank.

in € m. (unless stated otherwise)	Three months ended Mar 31, 2022	Three months ended Mar 31, 2021
Profit (loss) before tax	1,858	2,315
Profit (loss)	1,365	1,539
Profit (loss) attributable to noncontrolling interests	40	36
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	1,325	1,503
Profit (loss) attributable to additional equity components	118	85
Profit (loss) attributable to Deutsche Bank shareholders	1,207	1,419

Average allocated shareholders' equity	55,011	50,563
Deduct: Average allocated goodwill and other intangible assets	6,039	5,912
Average allocated tangible shareholders' equity	48,972	44,651
Post-tax return on average shareholders’ equity	8.8%	11.2%
Post-tax return on average tangible shareholders’ equity	9.9%	12.7%

Prior year segmental information presented in the current structure.

The following table presents a reconciliation of Adjusted profit (loss) before tax of the Core Bank.

in € m. (unless stated otherwise)	Three months ended Mar 31, 2022	Three months ended Mar 31, 2021
Profit (loss) before tax	1,858	2,315
Specific revenue items	0	(9)
Transformation charges	38	104
Impairment of goodwill / other intangibles	0	0
Restructuring & severance	(34)	57
Adjusted profit (loss) before tax	1,863	2,467

Prior year segmental information presented in the current structure.

The following table presents a reconciliation of adjusted post-tax return on average tangible shareholders’ equity of the Core Bank.

in € m. (unless stated otherwise)	Three months ended Mar 31, 2022	Three months ended Mar 31, 2021
Profit (loss) attributable to Deutsche Bank shareholders	1,207	1,419
Specific revenue items	0	(9)
Transformation charges	38	104
Impairment of goodwill / other intangibles	0	0
Restructuring & severance	(34)	57
Tax adjustments	(1)	(44)
of which: Tax effect of above adjustment items[1]	(1)	(43)
of which: Adjustments for share based payment related effects	0	(1)
of which: Adjustments for DTA valuation adjustments	0	0
Adjusted profit (loss) attributable to Deutsche Bank shareholders	1,211	1,527
Average allocated tangible shareholders' equity	48,972	44,651
Adjusted post-tax return on average tangible shareholders’ equity	9.9%	13.7%

Prior year segmental information presented in the current structure.

1Pre-tax adjustments taxed at a rate of 28%.

Deutsche Bank	Additional information
Earnings Report as of March 31, 2022

The following table presents a reconciliation of Profit (loss) before tax based on pro rata bank levies of the Core Bank

in € m. (unless stated otherwise)	Three months ended Mar 31, 2022	Three months ended Mar 31, 2021
Profit (loss) before tax	1,858	2,315
Adjustment for bank levies	438	305
Profit (loss) before tax based on pro rata bank levies	2,296	2,620

The following table presents a reconciliation of Post-tax return on average tangible shareholders’ equity based on pro rata bank levies of the Core Bank.

in € m. (unless stated otherwise)	Three months ended Mar 31, 2022	Three months ended Mar 31, 2021
Profit (loss) attributable to DB shareholders	1,207	1,419
Adjustment for bank levies	438	305
Income tax effect from the adjustment for bank levies[1]	(112)	(114)
Profit (loss) attributable to DB shareholders based on pro rata bank levies	1,533	1,609
Average allocated shareholders’ equity	55,011	50,563
Average tangible shareholders' equity	48,972	44,651
Post-tax return on average shareholders' equity based on pro rata bank levies	11.1%	12.7%
Post-tax return on average tangible shareholders' equity based on pro rata bank levies	12.5%	14.4%

1Adjusted at a tax rate for the Core Bank of 26 % for the first quarter of 2022 and of 38 % for the first quarter of 2021.

The following table presents a reconciliation of Cost/income ratio based on pro rata bank levies of the Core Bank

in € m. (unless stated otherwise)	Three months ended Mar 31, 2022	Three months ended Mar 31, 2021
Net revenues	7,194	7,468
Noninterest expenses	5,040	5,076
Cost / Income ratio	70.1%	68.0%
Adjustment for bank levies	438	305
Noninterest expenses based on pro rata bank levies	4,602	4,772
Cost / Income ratio based on pro rata bank levies	64.0%	63.9%

Transformation charges

Transformation charges are costs, included in adjusted costs, that are directly related to Deutsche Bank’s transformation as a result of the strategy announced on July 7, 2019 and certain costs related to incremental or accelerated decisions driven by the changes in the expected operations due to the COVID-19 pandemic. Such charges include the transformation-related impairment of software and real estate, the accelerated software amortization and other transformation charges like onerous contract provisions or legal and consulting fees related to the strategy execution. The table represents the transformation charges by the respective cost category.

in € m.	Three months ended Mar 31, 2022	Three months ended Mar 31, 2021
Compensation and benefits	0	2
Information Technology	31	44
Professional services	6	7
Occupancy	0	62
Communication, data services, marketing	1	1
Other	1	0
Transformation charges	38	116

Deutsche Bank	Additional information
Earnings Report as of March 31, 2022

Adjusted costs

Adjusted costs is one of the Group’s key performance indicators and is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is noninterest expenses. Adjusted costs is calculated by deducting (i) impairment of goodwill and other intangible assets, (ii) net litigation charges and (iii) restructuring and severance (in total referred to as nonoperating costs) from noninterest expenses under IFRS. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with the operating businesses. To show the development of the cost initiatives excluding costs that are directly related to Deutsche Bank’s transformation as a result of the strategy announced on July 7, 2019, the Group also presents Adjusted costs excluding transformation charges, in which the transformation charges described above are deducted from Adjusted costs.

BNP Paribas and Deutsche Bank signed a master transaction agreement to provide continuity of service to Deutsche Bank’s Prime Finance and Electronic Equities clients. Under the agreement Deutsche Bank operated the platform until clients could be migrated to BNP Paribas by the end of 2021. Expenses of the transferred business were eligible for reimbursement by BNP Paribas. To show the development of the cost initiatives excluding not only transformation charges but also these eligible reimbursable expenses, the Group also presents Adjusted costs excluding transformation charges and expenses eligible for reimbursement related to Prime Finance.

	Three months ended Mar 31,2022
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Noninterest expenses	1,022	1,776	1,700	421	337	120	5,377
Impairment of goodwill and other intangible assets	0	0	0	0	0	0	0
Litigation charges, net	(0)	2	3	(0)	21	0	26
Restructuring and severance	3	3	(42)	1	1	1	(33)
Adjusted costs	1,019	1,771	1,740	420	315	119	5,385
Transformation charges	4	0	34	0	0	0	38
Adjusted costs ex. transformation charges	1,015	1,771	1,706	420	315	119	5,346
Expenses eligible for reimbursement related to Prime Finance							0
Adjusted costs ex. transformation charges and expenses eligible for reimbursement related to Prime Finance							5,346

	Three months ended Mar 31,2021
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Noninterest expenses	1,100	1,607	1,808	405	498	156	5,574
Impairment of goodwill and other intangible assets	0	0	0	0	0	0	0
Litigation charges, net	(0)	12	1	0	64	0	78
Restructuring and severance	25	7	11	6	0	8	58
Adjusted costs	1,076	1,588	1,795	400	433	147	5,439
Transformation charges	11	13	36	1	12	43	116
Adjusted costs ex. transformation charges	1,064	1,574	1,759	399	422	104	5,322
Expenses eligible for reimbursement related to Prime Finance							77
Adjusted costs ex. transformation charges and expenses eligible for reimbursement related to Prime Finance							5,245

Prior year segmental information presented in the current structure.

The following table presents a reconciliation of Adjusted costs excluding transformation charges to Adjusted costs excluding transformation charges and bank levies for the Group.

in € m. (unless stated otherwise)	Three months ended Mar 31, 2022	Three months ended Mar 31, 2021
Adjusted costs ex. transformation charges	5,346	5,322
Bank levies	730	571
Adjusted costs ex. transformation charges ex bank levies	4,616	4,751

Deutsche Bank	Additional information
Earnings Report as of March 31, 2022

Revenues excluding specific items

Revenues excluding specific items is a performance indicator that is a non-GAAP financial measure most directly comparable to the IFRS financial measure net revenues. Revenues excluding specific items is calculated by adjusting net revenues under IFRS for specific revenue items which generally fall outside the usual nature or scope of the business and are likely to distort an accurate assessment of the divisional operating performance. Excluded items are Debt Valuation Adjustment (DVA) and material transactions or events that are either one-off in nature or belong to a portfolio of connected transactions or events where the P&L impact is limited to a specific period of time. The Group believes that a presentation of net revenues excluding the impact of these items provides a more meaningful depiction of the revenues associated with the businesses.

	Three months ended Mar 31,2022
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Net revenues	1,461	3,322	2,220	682	(5)	(492)	7,188
DVA	0	(8)	0	0	(2)	0	(10)
Change in valuation of an investment - FIC S&T	0	0	0	0	0	0	0
Sal. Oppenheim workout - International Private Bank (IPB)	0	0	7	0	0	0	7
Revenues excluding specific items	1,461	3,330	2,213	682	(3)	(492)	7,191

	Three months ended Mar 31,2021
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Net revenues	1,313	3,097	2,178	637	81	243	7,549
DVA	0	(15)	0	0	2	0	(13)
Change in valuation of an investment - FIC S&T	0	0	0	0	0	0	0
Sal. Oppenheim workout - International Private Bank (IPB)	0	0	24	0	0	0	24
Revenues excluding specific items	1,313	3,112	2,153	637	79	243	7,538

Prior year segmental information presented in the current structure.

Revenues on a currency adjusted basis

Revenues on a currency-adjusted basis is calculated by translating prior-period revenues that were generated in non-euro currencies into euros at the foreign exchange rates that prevailed during the current year period. These adjusted figures, and period-to-period percentage changes based thereon, are intended to provide information on the development of underlying business volumes.

Adjusted profit (loss) before tax

Adjusted profit (loss) before tax is calculated by adjusting the profit (loss) before tax under IFRS for specific revenue items, transformation charges, impairments of goodwill and other intangibles, as well as restructuring and severance expenses. The Group believes that a presentation of profit (losses) before tax excluding the impact of the foregoing items provides a more meaningful depiction of the profitability of the operating business.

	Three months ended Mar 31, 2022
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total consolidated
Profit (loss) before tax	291	1,509	419	206	(339)	(567)	1,519
Specific revenue items	0	8	(7)	0	2	0	2
Transformation charges	4	0	34	0	0	0	38
Impairment of goodwill / other intangibles	0	0	0	0	0	0	0
Restructuring & severance	3	3	(42)	1	1	1	(33)
Adjusted profit (loss) before tax	299	1,520	404	207	(336)	(566)	1,526

Deutsche Bank	Additional information
Earnings Report as of March 31, 2022

	Three months ended Mar 31, 2021
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total consolidated
Profit (loss) before tax	233	1,489	271	184	(410)	138	1,905
Specific revenue items	0	15	(24)	0	(2)	0	(11)
Transformation charges	11	13	36	1	12	43	116
Impairment of goodwill / other intangibles	0	0	0	0	0	0	0
Restructuring & severance	25	7	11	6	0	8	58
Adjusted profit (loss) before tax	270	1,524	294	190	(399)	190	2,068

Prior year segmental information presented in the current structure.

Adjustments regarding BGH ruling on pricing agreements for Private Bank

In the second quarter of 2021, we introduced a pro-forma disclosure, which is a non-GAAP financial measure, that excludes impacts related to a BGH ruling on pricing agreements from PB’s revenues, profit before tax and post-tax return on average tangible shareholder’s equity. We introduced this disclosure to improve comparability of PB’s operational trends compared to the prior quarters. We also believe that negative impacts from the BGH ruling are temporary, as we expect that pricing agreements will be concluded with the majority of our clients by the end of the year.

in € m. (unless stated otherwise)	Three months ended Mar 31, 2022	Three months ended Mar 31, 2021
Net Revenues	2,220	2,178
BGH ruling on pricing agreements - impact of forgone revenues	7	0
of which: Private Bank Germany - BGH ruling on pricing agreements - impact of forgone revenues	8	0
Net revenues ex BGH ruling on pricing agreements	2,227	2,178
of which: Private Bank Germany net revenues ex BGH ruling on pricing agreements	1,366	1,346
Revenue specific items	(7)	(24)
Net revenues ex specific items ex BGH ruling on pricing agreements	2,220	2,153
therein: Private Bank Germany – revenues ex specific items ex BGH ruling on pricing agreements	1,366	1,346

Adjusted profit (loss) before tax	404	294
BGH ruling - total impact	8	0
of which: impact of forgone revenues	7	0
of which: impact of additional adjusted costs	1	0
of which: impact of litigation charges	0	0
Adjusted profit (loss) before tax ex BGH ruling on pricing agreements	412	294
Adjusted profit (loss) ex BGH ruling on pricing agreements	297	212
Profit (loss) attributable to noncontrolling interests	–	0
Profit (loss) attributable to additional equity components	29	21
Adjusted Profit (loss) attributable to Deutsche Bank shareholders ex BGH ruling on pricing agreements	268	190
Average allocated tangible shareholders' equity	11,997	11,259
Adjusted post-tax RoTE ex BGH ruling on pricing agreements (in %)	8.9%	6.8%
Reported post-tax RoTE (in %)	9.1%	6.2%

Net assets (adjusted)

Net assets (adjusted) are defined as IFRS Total assets adjusted to reflect the recognition of legal netting agreements, offsetting of cash collateral received and paid and offsetting pending settlements balances. The Group believes that a presentation of net assets (adjusted) makes comparisons to its competitors easier.

in € b. (unless stated otherwise)	Mar 31,2022	Dec 31, 2021
Total assets	1,346	1,325
Deduct: Derivatives (incl. hedging derivatives & derivatives reclassified into held for sale) credit line netting	231	239
Deduct: Derivatives cash collateral received / paid	58	65
Deduct: Securities Financing Transactions credit line netting	4	2
Deduct: Pending settlements netting	34	15
Net assets (adjusted)	1,019	1,003

Deutsche Bank	Additional information
Earnings Report as of March 31, 2022

Book value and tangible book value per basic share outstanding

Book value per basic share outstanding and tangible book value per basic share outstanding are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding.

Tangible book value

in € m.	Mar 31, 2022	Dec 31, 2021
Total shareholders’ equity (Book value)	58,597	58,096
Goodwill and other intangible assets[1]	(6,143)	(6,079)
Tangible shareholders’ equity (Tangible book value)	52,454	52,017

1Excludes Goodwill and other intangible assets attributable to partial sale of DWS.

Basic shares outstanding

in million (unless stated otherwise)	Mar 31, 2022	Dec 31, 2021
Number of shares issued	2,066.8	2,066.8
Treasury shares	(21.7)	(0.7)
Vested share awards	43.0	34.5
Basic shares outstanding	2,088.2	2,100.6

Book value per basic share outstanding in €	28.06	27.66
Tangible book value per basic share outstanding in €	25.12	24.76

…

CRR/CRD regulatory measures

Our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes and are set forth throughout this document under the CRR/CRD as currently applicable.

For the comparatives periods we present in this report certain figures based on the CRR definition of own fund instruments (applicable for Additional Tier 1 (AT1) capital and Tier 2 (T2) capital and figures based thereon, including Tier 1, Total Capital and Leverage Ratio) on a “fully loaded” basis. We calculate such “fully loaded” figures excluding the transitional arrangements for own fund instruments as provided in the currently applicable CRR/CRD. For those comparatives periods our CET 1 and RWA figures include the transitional impacts from the IFRS 9 add-back also in the “fully-loaded” figures given it is an immaterial difference.

Transitional arrangements are applicable for AT1 and T2 instruments. Capital instruments issued on or prior to December 31, 2011, that no longer qualify as AT1 or T2 capital under the fully loaded CRR/CRD as currently applicable are subject to grandfathering rules during the transitional period and are being phased out from 2013 to 2022 with their recognition capped at 20 % in 2020 and 10 % in 2021 (in relation to the portfolio eligible for grandfathering which was still in issue on December 31, 2012) and grandfathering having phased out completely from January 1, 2022.

The current CRR as applicable since June 27, 2019 provides further grandfathering rules for AT1 and T2 instruments issued prior to June 27, 2019. Thereunder, AT1 and T2 instruments issued through special purpose entities are grandfathered until December 31, 2021. Beyond 2021, transitional arrangements only exist for AT1 and T2 instruments which continue to qualify until June 26, 2025 even if they do not meet certain new requirements that apply since June 27, 2019. We had immaterial amounts of such instruments outstanding at year-end 2021, which practically removes the difference between “fully loaded” and “transitional” AT1 and T2 instruments starting from January 1, 2022.

Deutsche Bank	Imprint
Earnings Report as of March 31, 2022

Imprint

Deutsche Bank

Aktiengesellschaft

Taunusanlage 12

60262 Frankfurt am Main

Germany

Telephone: +49 69 910-00

deutsche.bank@db.com

Investor Relations

+49 800 910-8000

db.ir@db.com

AGM Hotline:

+49 6196 8870 704

Publication

Published on April 27, 2022

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 11, 2022 under the heading “Risk Factors”.